SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2006

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated November 02, 2006 and titled: Nokia wins USD 230 million managed services deal with Vodafone Australia

2.	Nokia Press Release dated November 02, 2006 and titled: Nokia wins packet core network expansion contract with Guangdong MCC in China

3.	Nokia Press Release dated November 02, 2006 and titled: Nokia Opens Research Center in Palo Alto, California

4.	Nokia Press Release dated November 03, 2006 and titled: Nokia wins service delivery platform and managed services contract with Hutchison Telecom Indonesia

5.	Nokia Press Release dated November 03, 2006 and titled: Exercises with stock options of Nokia Corporation

6.	Nokia Press Release dated November 07, 2006 and titled: Nokia supports Optus in HSDPA trials in Australia

7.	Nokia Press Release dated November 07, 2006 and titled: Associated Carrier Group Launches Wireless Email Solution from Nokia

8.	Nokia Press Release dated November 07, 2006 and titled: Nokia Signs Research and Development Agreement with U.S. Army for Wireless Communications Protocols

9.	Nokia Press Release dated November 07, 2006 and titled: Idaho National Laboratory selects Nokia to expand their GSM/EDGE network

10.	Nokia Press Release dated November 08, 2006 and titled: Multimedia Master: Nokia N95 Wins A “Best Of What’s New” Award

11.	Nokia Press Release dated November 10, 2006 and titled: The future of TV will be personal

12.	Nokia Press Release dated November 10, 2006 and titled: New Rob Dickinson Music Video Shot Entirely on the Nokia N93

13.	Nokia Press Release dated November 13, 2006 and titled: Nokia and Elisa complete the world’s first commercial WCDMA900 data call

14.

Nokia Press Release dated November 13, 2006 and titled: Nokia expands Intellisync Device Management support to include Microsoft Exchange ActiveSync settings on Nokia Eseries and Windows Mobile 5. - powered devices

15.	Nokia Press Release dated November 15, 2006 and titled: Nokia wins hosted push to talk contract with Mobitel Slovenia

16.	Nokia Press Release dated November 15, 2006 and titled: Nokia Intrusion Prevention offers advanced protection for the “dissolving” network perimeter

17.	Nokia Press Release dated November 16, 2006 and titled: “Five cities, One party”- Nokia announces the world’s biggest New Year’s Eve celebration in five party capitals of the world

18.	Nokia Press Release dated November 17, 2006 and titled: Nokia wins a 2006 ITSMA Marketing Excellence Award

19.	Nokia Press Release dated November 21, 2006 and titled: Phonemail standardizes on Intellisync Wireless Email from Nokia

20.	Nokia Press Release dated November 21, 2006 and titled: The human side of communication technology is important to morale and making best use of IT spend

21.	Nokia Press Release dated November 22, 2006 and titled: Nokia and Shanghai Unicom complete public EGPRS demonstration in China

22.	Nokia Press Release dated November 22, 2006 and titled: Nokia Foundation Award to Mårten Mickos

23.	Nokia Press Release dated November 23, 2006 and titled: Nokia launches a solution to fight the “bit pipe” challenge

24.	Nokia Press Release dated November 23, 2006 and titled: Nokia supports Polkomtel in launching HSDPA in Poland

25.	Nokia Press Release dated November 24, 2006 and titled: Nokia supports Orange France in launching HSDPA services

26.	Nokia Press Release dated November 27, 2006 and titled: Nokia games study reveals changing mobile gaming habits worldwide

27.	Nokia Press Release dated November 27, 2006 and titled: Nokia Selected to Deploy WCDMA 3G for T-Mobile USA

28.	Nokia Press Release dated November 28, 2006 and titled: Nokia gives consumers greater choice with four new mobile phones

29.	Nokia Press Release dated November 28, 2006 and titled: The Nokia 6300 makes a sophisticated first impression with clean styling, compact size

30.	Nokia Press Release dated November 28, 2006 and titled: The Nokia 6086: Compelling features and seamless connectivity

31.	Nokia Press Release dated November 28, 2006 and titled: The Nokia 6290 smartphone: advanced technology made brilliantly simple

32.	Nokia Press Release dated November 29, 2006 and titled: Nokia - Internet key to next phase of growth in mobile phone industry

33.	Nokia Press Release dated November 29, 2006 and titled: Nokia and SIPphone Bring Easy Access Gizmo VoIP Services to the Nokia N80 Internet Edition

34.	Nokia Press Release dated November 29, 2006 and titled: Nokia launches Flexi EDGE Base Station to revolutionize cost efficient radio access network deployment
35.	Nokia Press Release dated November 29, 2006 and titled: Nokia harnesses IP to drive new network solutions

36.	Nokia Press Release dated November 29, 2006 and titled: Forum Nokia PRO Awards announced at Nokia World
37.	Nokia Press Release dated November 29, 2006 and titled: Nokia wins WCDMA 3G/HSPA network and managed services deal with Indonesian Indosat

38.	Nokia Press Release dated November 29, 2006 and titled: Nokia and Yahoo! Extend Internet Experience to the Mobile Mass Market

39.	Nokia Press Release dated November 30, 2006 and titled: Nokia announces DVB-H broadcast mobile TV pilot with Indian national television broadcaster Doordarshan

PRESS RELEASE

November 02, 2006

Nokia wins USD 230 million managed services deal with Vodafone Australia

Espoo, Finland - Nokia and Vodafone Australia have signed a USD 230 million, seven-year managed services agreement that includes engineering, operations and maintenance of Vodafone’s HSDPA, 3G, GPRS and GSM networks.

As part of the arrangement, Nokia will be responsible for managing Vodafone Australia’s ongoing network operations covering HSDPA, 3G, GSM and core networks infrastructure including the detailed design, engineering, optimization operations as well as network management, monitoring, fieldwork and maintenance services for the networks.

“Outsourcing the management of the networks to Nokia makes good business sense for Vodafone Australia. It delivers cost efficiencies and, at the same time, allows us to control the quality and technical direction of our networks so that we can deliver the best and most advanced technology available to Australian customers,” said Russell Hewitt, CEO, Vodafone Australia.

“We are pleased to be helping Vodafone meet their competitive challenges,” said Simon Beresford-Wylie, Executive Vice President and General Manager, Networks, Nokia. “The skills of the Vodafone team and the operational expertise of Nokia Networks, gained from running networks for many operators around the world, make a powerful combination and we look forward to a long and successful relationship.”

As part of the managed services agreement, Vodafone Australia will transfer related employees and contractors into the Services business unit of Nokia Networks.

Nokia has been working with Vodafone Australia since May 2004, and the new deal extends Nokia’s current WCDMA 3G network infrastructure relationship with the operator. Nokia also provides the WCDMA 3G network for Vodafone New Zealand and is currently supporting the 3G broadband (HSDPA) rollout for Vodafone in Australia and New Zealand.

With Nokia’s proven track record in managing networks on behalf of operators around the world, it is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the managed services business with close to 60 managed services contracts globally. In WCDMA 3G, Nokia has 63 customers to date.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partners. In Australia, the company provides quality services to 3.47 million customers.

© Vodafone Pty Limited 2006: VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Vodafone Australia

Greg Spears

Tel. +61 (0)406 315 014
Email: greg.spears@vodafone.com

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 02, 2006

Nokia wins packet core network expansion contract with Guangdong MCC in China

Agreement makes Nokia the leading GPRS network provider in the Guangdong province

Espoo, Finland - Nokia, a leading mobile network supplier in China, announced today that it has signed a GPRS packet core network expansion contract with Guangdong Mobile Communications Corporation Ltd. (Guangdong MCC). Nokia will provide its intelligent GPRS packet core solution for the 8th GPRS expansion of Guangdong MCC and will thus become the leading GPRS network provider in the province.

Under the contract, Nokia will supply Guangdong MCC with its complete Nokia GPRS packet core solution, consisting of Nokia Serving GPRS Support Node (SGSN), Nokia Flexi Intelligent Service Node, and the Nokia Charging Gateway. The solution supports the state-of-the-art content charging functionality, and provides an easy migration path to Nokia Combi SGSN as the 3G access support capability can be achieved with simple memory and interface upgrades. The network will be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system, including Nokia NetAct(TM) Traffica. Nokia will also provide network planning, implementation and integration services. Deliveries have started and the network will be serving more than 11 million data subscribers in the Eastern Guangdong province, expanded from Shenzhen to include DongGuan and Huizhou, in December 2006.

“We are very pleased to strengthen our cooperation with Nokia as our total solution provider,” said Xu Long, General Manager, Guangdong Mobile Communications Corporation Ltd. “Nokia’s high quality and top performing GPRS solution not only supports our large capacity network operation, but also provides accurate content charging which is critical for improving the user experience and loyalty as well as for increasing the revenue for operators.”

“It is our great pleasure to work closely with Guangdong MCC, the largest provincial mobile operator in China,” said James Lin, Vice President, Networks, Nokia China. “Nokia’s innovative GPRS solution enables the operator to meet the increasing needs of data service in the province and offer their subscribers a smooth migration path to 3G and All-IP services in the future.”

Nokia’s cooperation with Guangdong MCC started in 2001 when Nokia provided Guangdong MCC with its WAP and GPRS equipments.  Through the 8th GPRS network expansion, Nokia became the leading GPRS network provider for Guangdong MCC. The recent signing of the Memorandum of Understanding (MoU) between Nokia and Guangdong Provincial Government in October in Finland enhances Nokia’s role in the information industry development of Guangdong province.

Nokia leads the 3GPP compliant mobile softswitch market in China and is a leading GSM network supplier in the Chinese market with over 20 provincial customers.

About Guangdong MCC

Guangdong MCC is one of the wholly owned subsidiaries of China Mobile (HK) Limited and the largest provincial mobile operator in China. Guangdong MCC launched China’s first mobile telephone service in 1987. Guangdong MCC had achieved over 50 million mobile subscribers by the end of 2005.  Besides mobile voice services, Guangdong MCC also provides a wide range of value added mobile services such as mobile banking, ringback tones etc.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 02, 2006

Nokia Opens Research Center in Palo Alto, California

Announces Stanford University as the first in a series of local research collaborations

Palo Alto, CA, USA - Nokia today announced the expansion of its global research activities with the opening of a facility located in Silicon Valley. Nokia Research Center, which recently celebrated its 20 year anniversary, has a mandate to inspire innovation, drive renewal, and develop next generation mobile technologies. To foster open innovation, Nokia also announced a three-year agreement with Stanford University, to develop joint research projects on collaborative mobile computing and applications.

“Nokia Research Center is at the forefront of developing the next wave of mobile Internet innovations,” said Dr. Bob Iannucci, Senior Vice President, Head of Nokia Research Center. “In our search for future disruptive technologies, Silicon Valley provides a unique blend of Internet companies, entrepreneurs and academic institutions offering a distinct environment to foster open innovation and collaboration.  To this end, we are excited to establish Nokia Research Center in Palo Alto, and are particularly pleased to be working with Stanford University.”

Nokia Research Center Palo Alto will initially focus on four core areas:

•                  Context-aware content and communities, which could provide technology advancements in the areas of search, advertising and recommendation engines;

•                  Wireless grids, that enable a large number of diverse devices to work together;

•                  Advanced user interfaces and visual media, for Nokia multimedia computers;

•                  Innovation radio and sensor networks, offering novel applications of emerging short-range radio technologies.

In the first of a series of planned collaborations, Nokia has signed a letter of intent to pursue joint research with Stanford University.  As part of the agreement, Nokia and Stanford will focus on joint research activities that will incorporate new project-oriented courses on mobile computing and services. Given their close proximity, researchers from Nokia and Stanford will work together using the Stanford campus community as an experimental testing ground for new technologies and services developed by Nokia Research Center.

“Stanford is excited to have Nokia Research Center Palo Alto as a new neighbor. Industry collaborations have played an important role in the history of the University, and many innovations have resulted from collaborations with partners in Stanford’s Industrial Park,” said Jim Plummer, Dean of Stanford’s School of Engineering. “On every major new computing platform, Stanford faculty has collaborated with industry on new breakthroughs. The rapid increase in computing power in mobile phones is creating another computing platform for Stanford faculty and industry to innovate.”

Initially, Nokia Research Center Palo Alto will employ around 35 researchers and plans to expand to upwards of 100 researchers as new projects are established. Projects will be managed under the direction of the Head of Nokia Research Center Palo Alto, Dr. John P. Shen. Nokia now has major research facilities located in two of the leading U.S. educational and technology markets - Silicon Valley and Cambridge, MA. Nokia Research Center Cambridge is a joint effort with the Massachusetts Institute of Technology and represents a long standing successful collaboration.  The shared Cambridge facility was opened in April 2006.

Note to Editors:

A virtual press kit will be available at the following link: http://www.nokia-americaspress.com/nrc/

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Nokia Research Center

Interacting closely with all Nokia business groups and Technology Platforms, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia’s renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Nokia Research Center employs about 1,100 people and has activities in Finland, USA, Germany, Hungary, China and Japan.

Media Inquiries:

Nokia:

Nokia Corporate Communications (Americas)

+1 972 894 4573

Communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 62278

Nokia Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 03, 2006

Nokia wins service delivery platform and managed services contract with Hutchison Telecom Indonesia

This win establishes Nokia as a leader in the strategic service delivery platform market

Espoo, Finland - PT Hutchison CP Telecommunications (Hutchison Telecom Indonesia) has selected Nokia to supply and manage a complete Service Delivery Platform (SDP) solution as part of the operator’s GSM/WCDMA 3G rollout. The platform comprises a mobile portal for data and voice, supporting the delivery of value added end-user services such as games, news, music, video streaming and downloading, along with over-the-air provisioning of the appropriate settings to mobile devices.

The deal highlights Nokia’s multivendor capability as a systems integrator through implementation and integration of the OMA compliant Service Delivery Platform in Hutchison’s multivendor network. Nokia will operate the platform under a managed services contract, thus enabling Hutchison to concentrate on developing new end-user services and customer relationships. The first version of the system has been successfully delivered to Hutchison.

“Nokia’s SDP solution meets both our technical and commercial requirements,” says John Shen, CTO, Hutchison Telecom Indonesia. “We chose Nokia because they clearly showed the right combination of experience and competence in this business-critical area. We can now look forward to reducing our time to market for new services and increasing the number of services to our customers. Having Nokia integrate the solution and operate the service architecture will help us achieve these goals.”

“The Nokia Service Platform Delivery will facilitate enhanced service innovation and quality, and thus enables Hutchison to implement new GSM and WCDMA 3G services efficiently. This contract will further enhance Nokia’s leadership in delivering SDP solutions,” says Marko Kytöharju, Country Director, Networks, Nokia Indonesia.

Nokia Consulting & Integration leverages the Nokia Service Delivery Framework, a holistic approach to help operators build an optimal service delivery platform in order to seize new service opportunities by delivering new services in a rapid and cost-efficient manner. The Nokia Service Delivery Framework alleviates operators’ often complex service delivery environments that have been built up incrementally, resulting in heavy OPEX overhead.

With its in-depth understanding of operators’ business and networks expertise, Nokia Consulting & Integration (C&I) helps operators to differentiate and introduce new services to market more quickly, ensure quality of experience and help drive customer loyalty by providing consulting and professional services in the areas of network design, service management and performance, and service delivery solutions. Nokia C&I has completed more than 350 systems integration projects globally.

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally.

About Hutchison Telecom Indonesia

PT Hutchison CP Telecommunications (“Hutchison Telecom Indonesia”, “the Company”)  is a joint venture by Hong Kong based Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX) and CP Group of Indonesia. The Company plans to launch nationwide GSM services in phases with 3G services overlaid in key cities.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 03, 2006

Exercises with stock options of Nokia Corporation

A total of 235,272 shares of Nokia Corporation (“Nokia”) were subscribed for as of October 30, 2006 based on Nokia’s 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 14,116.32 in Nokia’s share capital and an increase of EUR 3,261,160.38 in other shareholders equity. The new shares carry full shareholder rights as from the registration date, November 3, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,676,235.38 and the total number of shares is 4,094,603,923 including the shares that are held by the company.

Media enquiries:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 07, 2006

Nokia supports Optus in HSDPA trials in Australia

Espoo, Finland - Nokia’s world leading HSDPA (High Speed Downlink Packet Access) solution is powering Australian telecommunications company SingTel Optus’ HSDPA trials in Australia. The trials began in October in Canberra.

“These trials are just another example of Optus reviewing cutting edge technologies. We are always exploring faster, better and more efficient ways to deliver high speed services to our customers,” says Warren Hardy, Managing Director, Consumer Division, Optus.

“We are delighted to have the opportunity to work with Optus on additional data services and network implementation and will be supporting them in the trial”, says Henrik Glud, Account Director, Networks, Nokia. “We believe that the Nokia solutions are well placed and will highlight our expertise not just at the technology, but in the ability to deliver.”

Nokia and Optus have been working together since 1992. Nokia has been the major GSM and WCDMA 3G network infrastructure supplier to Optus since 2001. Optus launched its commercial WCDMA 3G service in Australia in November 2005.

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, meaning an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Optus

Optus is an Australian leader in integrated communications - serving millions of customers each day. The company specializes in a broad range of communications services including mobile, local, national and long distance telephony, business network services, internet and satellite services and subscription television.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 07, 2006

Associated Carrier Group Launches Wireless Email Solution from Nokia

New York, NY, USA  - Nokia announced today that Associated Carrier Group (ACG) has selected Intellisync Wireless Email from Nokia as the wireless email offering for its member carriers. Developed as a single, manageable platform for both mobile carriers and enterprises, Intellisync Wireless Email from Nokia provides network-based wireless e-mail, synchronization of data and files and integrated device management - all over-the-air.

“Wireless E-mail represents an under-penetrated market for wireless carriers,” said ACG President Greg Latour. “The ability to use Intellisync software from Nokia on both Palm OS and Windows Mobile 5.0 positions us well in today’s marketplace.”

“ACG’s member carriers have recognized that business mobility is not merely a ‘Fortune 50’ phenomenon — it is being embraced by businesses large and small, in urban and rural areas alike,” said Tom Libretto, director product marketing, Enterprise Solutions, Nokia. “Choosing the wireless email solution from Nokia allows these carriers to compete in the rapidly expanding business mobility market and build customer loyalty among their business users. By continuing to expand our platform to offer mobile users more applications, choice and flexibility, Nokia is empowering operators to drive mobility deeper into the enterprise.”

Intellisync Wireless Email from Nokia is a full-featured wireless e-mail solution that connects users to their e-mail, calendar, contacts, notes and task lists while away from the office. Users can view attachments, respond to meeting requests and manage e-mail while on the road.

ACG selected Nokia because of its support for a range of mobile devices, whether it’s Palm or Windows.

About ACG

ACG was formed to benefit both its members and the consumer by facilitating efficient production and marketing of devices. The consortium enables its members to work with manufactures, suppliers and other vendors to develop and procure for their customers, scarce or unobtainable products in a timely fashion through economies of scale and standardization of coding and other features. Members include Bluegrass Cellular, Carolina West Wireless, Cellcom, Cellular South and Illinois Valley Cellular. More information is available at www.associatedcarriergroup.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Communications
Tel. +1 972 894 4573
E-mail: communication.corp@nokia.com

Nokia, Asia-Pacific
Communications
Tel. +65 6723 2323
E-mail: communications.apac@nokia.com

www.nokia.com

PRESS RELEASE

November 07, 2006

Nokia Signs Research and Development Agreement with U.S. Army for Wireless Communications Protocols

Washington, D.C.  and Irving, TX, US - Nokia announced that it has entered into a Cooperative Research and Development Agreement (CRADA) with the U.S. Army to evaluate Nokia technology in the areas of PCS, WCDMA 3G, GSM, WiMAX and advanced wireless networking protocols for potential military and defense applications. The CRADA with the Research, Development, and Engineering Command, Communications-Electronics Research, Development and Engineering Center (CERDEC) demonstrates the continued momentum of Nokia’s government division in the U.S., particularly its expanding relationship with the Army.

The project consists of a series of tests, demonstrations, experiments and exploratory exchange efforts that will begin in the fourth quarter of 2006 and last for five years. The devices and systems to be evaluated can potentially meet the requirements for deployed forces to have access to high-capacity throughput to support Command, Control, Communications, and Intelligence information flow.

“The approach for the evaluation of Nokia’s technologies is to utilize a collaborative effort, which will leverage the strength and experience of CERDEC resources and Nokia’s technical wireless expertise,” stated a CERDEC spokesperson.  “This program will evaluate the capabilities of various Nokia products and systems to determine if they can potentially meet ARMY requirements for high-speed data communications.”

“The CERDEC is one of the Army’s most prestigious R&D organizations and they are at the forefront of the potential application of commercial technology for the Department of Defense and Department of Homeland Security,” stated Bob Fennelly, Director of Government Systems, Networks, Nokia.  “This arrangement will help the Army’s efforts to evaluate commercial technology for government applications and will greatly increase Nokia’s capabilities to provide its advanced technologies to large U.S. government communications projects.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Communications
Tel. +1 214 259 3444
Email: communication.corp@nokia.com

Nokia, Networks
Communications
Tel. +358 7180 34379

U.S. Army CERDEC
Sharon Mackey
Tel. +1 732 427 2133

www.nokia.com

PRESS RELEASE

November 07, 2006

Idaho National Laboratory selects Nokia to expand their GSM/EDGE network

Irving, Texas, US - The U.S. Department of Energy’s Idaho National Laboratory (INL) has chosen Nokia to expand its GSM/EDGE network to support INL’s efforts to evaluate commercial wireless technology for government applications.

As part of the agreement, which expands Nokia’s existing relationship as the INL’s primary networks vendor, Nokia will supply its GSM radio equipment and services, including its industry-leading MSC Server System, a mobile softswitch solution based on 3GPP Release 4 Core architecture. Nokia will also provide an extensive range of installation, training and care services, including Spare Parts Management services. The system will be installed at the INL’s Critical Infrastructure Test Range facility in Idaho, with deliveries taking place in the second half of 2006. Nokia has supplied the INL with Wireless Solutions and Services since 2004.

The INL is a science-based, applied engineering national laboratory dedicated to developing technologies and solutions in nuclear energy, national and homeland security, and science and technology. The laboratory has a comprehensive research and development initiative in critical infrastructure protection, including wireless and communications systems.  The 890 square mile Critical Infrastructure Test Range provides full-scale testing for the performance and evaluation of both physical and network security solutions in industrial process control, Supervisory Control and Data Acquisition (SCADA) and energy management systems, communications networks, and information systems. Battelle Energy Alliance manages and operates the laboratory for the Department of Energy.

“Nokia’s GSM/EDGE network will give us a high-quality and dependable platform to test commercial wireless technology in our efforts to provide unmatched support for federal projects,” said Lynda Brighton, Projects Lead at the Idaho National Laboratory.

Nokia’s government division in North America has steadily gained momentum during the past year, announcing a GSM/EDGE contract win with defense and aerospace company BAE Systems in May. Nokia has world-class communications solutions with reliable and successful commercial track records that can greatly enhance the capabilities of the public sector.

“Nokia has made significant inroads within the government sector with its portfolios of radio and core network equipment and services,” said Bob Fennelly, Director of Government Systems, Networks, Nokia. “This expansion of our work with the INL demonstrates Nokia’s ability to successfully provide its high-quality technologies for government applications, and we look forward to continued collaboration with the facility.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 214 259 3444

Email: communication.corp@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

Idaho National Laboratory

Ethan Huffman

Tel. 1+ 208 526 0660

www.inl.gov

www.nokia.com

PRESS RELEASE

November 08, 2006

Multimedia Master: Nokia N95 Wins A "Best Of What's New" Award

Nokia Nseries returns as a winner of coveted honor from Popular Science magazine

New York, NY, USA  - Nokia today announced that the Nokia N95 multimedia computer, one of the newest devices in the company's Nseries range, was honored with Popular Science magazine's "Best of What's New" Award in the publication's annual search for the top 100 technology innovations of the year.

The Nokia N95 offers a premier multimedia experience in a unique dual-slider device, including integrated GPS, a 5 megapixel camera, digital music player, full PIM functionality and support for high-speed wireless networks* are features that take this device to a new level.  The innovative 2-way slide concept makes it easy to switch between different modes, from reading maps to watching videos.  A numeric keypad slides out from one end of the device while dedicated media keys slide out from the opposite direction, converting the display into full screen landscape mode.

With the integrated GPS technology and Maps application, it is easy to explore the world.  Plan your way to new experiences with 100 countries and 15 million points of interest in your pocket.  Map your location, pick your restaurant, check the menu and opening hours on the web, and set your route to get there.  The exclusive Carl Zeiss optics make shooting and watching DVD-like quality videos on a compatible television using Universal Plug and Play technology or the included TV-out cable easy.  Photos and videos can also be emailed or uploaded to compatible blogs or photo sites.  The high-quality 2.6" QVGA 16 million color display, 3D graphics and intuitive user interface make it easy to interact with all the features and services offered on this innovative device.

"This Popular Science award is a tribute to Nokia Nseries innovation and we are honored to be acknowledged for the second year," said Nigel Rundstrom, Vice President, Multimedia, Nokia America. "The Nokia N95 offers an array of multimedia experiences with cutting-edge phone features that will be coming to the North American market during 2007.  The N95 delivers, in a single package, what people need in today's mobile environment - entertainment, PDA functions and most importantly, connectivity."

"Best of What's New is the ultimate Popular Science accolade, representing a year's worth of work evaluating thousands of products," says Mark Jannot, editor of Popular Science. "These awards honor innovations that not only influence the way we live today, but that change the way we think about the future."

Each year, the editors of Popular Science review thousands of products to find breakthrough products and technologies that represent a significant leap in their categories. The winners - the Best of What's New - are awarded inclusion in the much-anticipated December issue of Popular Science, the most widely read issue of the year since the debut of Best of What's New in 1987. In the 2005 awards showcase, the Nokia N90 and Nokia N91 were honored by Popular Science.

Best of What's New awards are presented to 100 new products and technologies across 12 categories, including Auto Tech, Aviation & Space, Cars, Computing, Engineering, Gadgets, General Innovation, Home Entertainment, Home Tech, Personal Health, Photography and Recreation.

The Nokia N95 is expected to start shipping in volumes during the first quarter of 2007 at an estimated unsubsidized retail price of 550 euros in European and Asian markets. Photos and video of the N95 can be found at http://www.nokia.com/press/openstudio2006.

*) Network speeds depend on individual operator capacity. High Speed Downlink Packet Access (HSDPA) is a high capacity 3G technology that can increase the data speeds when using advanced data services from 384 kbps with current WCDMA. In the first phases, HSDPA users can initially expect average data speeds of 1-2 Mbps, which in subsequent phases is expected to increase to over 10 Mbps. The increased spectral and hardware efficiency that HSDPA delivers can bring lower costs to operators.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want. www.nseries.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Popular Science

Founded in 1872, Popular Science is the world's largest science and technology magazine; with a circulation of 1.45 million and 6.5 million monthly readers. Each month, Popular Science reports on the intersection of science and everyday life, with an eye toward what's new and why it matters. Popular Science is published by Time4 Media, a subsidiary of Time Inc., which is a wholly owned subsidiary of Time Warner Inc.

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PRESS RELEASE

November 10, 2006

The future of TV will be personal

Nokia commissioned report from the London School of Economics gives valuable insights into the impact of mobility on television

London, UK - Personalisation and interactivity will be the key drivers of mobile TV according to a new report commissioned by Nokia and conducted by Dr Shani Orgad from the London School of Economics. The report, titled 'This Box Was Made For Walking', examines the future impact of mobile TV on the broadcasting and advertising industries.

The report predicts that the introduction and adoption of mobile TV will ultimately give way to a more personal and private TV experience than that of traditional broadcast TV, with big implications for users, content providers and advertisers. Users will be able to receive content anytime, anywhere, choose what is most relevant to them, and even create and upload their own television content, while content providers and advertisers will be able to tailor their offerings more specifically to the user.

"For mobile TV to become more than just television on the move, it will have to build on existing channels, programmes, and ways of watching television and using the Internet." said Dr Shani Orgad. "Mobile TV will become a multimedia experience with an emphasis on personalisation, interactivity and user-generated content."

"We are currently entering a new era in television, that of personal TV and video consumption," said Harri Männistö, Director, Multimedia, Nokia. "This LSE report highlights the opportunities for both broadcasters and advertisers in this new mobile television era."

According to the report, the current trend of user generated content, as seen by the phenomenal growth of YouTube, will be a key feature of mobile TV. As consumers increasingly use their mobile devices to create video content, new broadcast platforms will emerge to distribute this content to other mobile users. The United States television channel, Current TV, is a good indicator of the future with 30% of its programming consisting of user-generated content.

Introducing the five second ad spot

Dr Orgad examined the impact of mobile TV on the advertising industry and predicts new opportunities for the industry as it is able to better target and interact with key audiences. On mobile TV, advertisers will be able to pinpoint their messages to users according to very specific levels not possible with traditional TV and at success rates higher than those of the Internet.

The report also reveals that advertisers are currently experimenting with five and seven second-long ad spots to be better suited to the 'snacking culture' of mobile TV viewing.

What will people watch?

The report predicts that mobile TV programming will be a combination of original content from broadcast television and new content made specifically for mobile.

It is expected that the most popular genres and programmes on mobile TV will be news, entertainment (soaps, reality shows, comedy, animation), sport, music and children's programmes.  Moreover, the content will be tailored with the mobile viewer in mind:

•              Much shorter and more concise news bulletins

•              User interactivity in the plots of reality TV shows and game shows

•              Growing importance of user-generated content

•              New distribution formats: in China, for instance, the movie Kung Fu Hustle was made into ten segments for mobile TV

 New TV content

The mobile TV viewing experience is also likely to see new programme formats emerging. These include:

 Talking heads and close ups - due to the small screen size, broadcasters will need to focus on talking heads, where viewers will be able to watch close-ups and see the details, rather than capturing a wide screen.

•              Snackable content' - mobile TV content will need to be suitable for 'snacking'.

•              Mobisodes - mobisodes are fragmented and small made-for-mobile episodes that cater to bite-sized portions of content on the go.

•              Visual spectacle - programmes will need to emphasise visual spectacle over conventional narrative and be image-orientated.

•              Local content - content should be relevant for the here-and-now of viewers.

New prime times

Broadcasters are likely to see a new midday prime time with mobile TV according to the report. This is backed up by consumer trials of mobile TV in Europe which revealed heavy usage of mobile TV during the day as well as during the more traditional early morning and late evening prime times.

This Box Was Made For Walking was written by Dr Shani Orgad, from the Department of Media and Communications at the London School of Economics, based on a review of existing literature, analysis of mobile TV consumer trials, interviews with experts in the fields of television, mobile media, advertising and other media, and attendance at industry events.

The event will be webcast live on www.nokia.com/press/mobiletvreport from 1.30 pm GMT on Friday November 10th

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

About Dr Shani Orgad

Dr Shani Orgad is a Lecturer in Media and Communications at the London School of Economics and Political Science, United Kingdom. She currently directs the MSc programme New Media, Information and Society. She holds a BA in Media and Communications, Sociology and Anthropology from the Hebrew University in Jerusalem and an MSc in Media and Communications and a Ph.D. in Media and Communications from the London School of Economics.

She has lectured on Internet, Communication and Globalisation, Media, Culture and Society, Media and Globalisation, and Media and Gender to undergraduates and postgraduates in both Cambridge University and the London School of Economics. Orgad is on the editorial board for New Media and Society and the Review board of the Association of Internet Researchers. She has participated as a chair, organiser, reviewer and speaker in number of international conferences, for example, Association of Internet Researchers' annual conferences (2001, 2002, 2003, 2004), Computer-Mediated Communication, the Internet, and Social Aspects thereof (2002), The Value of Information in Networked Contexts (2004), and Global Media Matter (2002).

About the London School of Economics (LSE)

The London School of Economics and Political Science is unique in the United Kingdom in its concentration on research and teaching across the full range of the social, political and economic sciences. In the most recent available UK Government Research Assessment Exercise, the School's research was ranked overall second among more than 200 universities and colleges, surpassing that of Oxford and only second to Cambridge. The LSE is Europe's leading social sciences university and has been home to 13 Nobel Prize winners and 28 past and present heads of state.

The LSE faculty, like its postgraduate and doctoral students, are unusually international in composition, giving the School a unique insight into research and studies in an international and comparative context. More than 700 academic and research staff work in 19 Departments, 27 Research Centres and 5 Interdisciplinary Institutes, making LSE's strength in depth second to none in its respective fields. LSE staff have extensive academic links with premier universities and research institutions around the world. Internationally, LSE staff are involved in research projects on all six continents, addressing real world problems in a context of rapid global change.

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PRESS RELEASE

November 10, 2006

New Rob Dickinson Music Video Shot Entirely on the Nokia N93

Los Angeles, CA, US - Last night, Nokia premiered musician Rob Dickinson’s new video, “Oceans;” which is the first music video created solely on a Nokia Nseries multimedia computer — the first music video ever done solely on a device of its class.

Directed by Mike Hodgkinson, “Oceans” is the second single off Rob Dickinson’s debut solo album, entitled Fresh Wine for the Horses.  The “Oceans” music video was shot by Hodgkinson on the Nokia N93, a 3.2 megapixel cameraphone with DVD quality video and Carl Zeiss optics.

“The great thing about the Nokia N93 cameraphone is that we were able to go anywhere with it.  We didn’t have to lug a camera crew around thanks to the luxury of such a compact and versatile device,” said Mike Hodgkinson, director of ‘Oceans’.  “We were able to get some very creative shots with it, even underwater and we also created an aerial shot with a bunch of helium balloons - we really pushed the Nokia N93 to its limits, and it responded fantastically.”

“It’s a testament to the skill and inventiveness of Mike Hodgkinson, and the sheer quality of the Nokia N93 that the video has come out so brilliantly.  I think the fact that most people are amazed when they are told that it was all shot on a cellphone says it all,” commented Rob Dickinson.  “That something so small and portable can produce such stunning results gives hope to independent artists everywhere, and credit to Nokia for encouraging this project from the start.”

“Nokia is about connecting people with their passions and its truly impressive to see how artists like Mike and Rob can bring their creative visions to life, particularly knowing it was done with an N93,” said Andrew Elliott, Director of Multimedia Experiences, Nokia America.  “We encourage people, from professional to hobbyist, to explore the full capacity of the Nokia Nseries devices to express themselves.”

The Nokia N93 features a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and optical zoom. The Nokia N93 can connect directly to your TV for a widescreen movie experience or upload your images and video to online albums or blogs.  Consumers can also create high-quality home movies and burn them to DVD with the Adobe Premiere Elements 2.0 software that comes in box with the Nokia N93.

The Nokia N93 is currently available in the United States and worldwide.  Photos and video of the N93 can be found at http://www.nokia.com/A4136017?category=n93 .   To view the new ‘Oceans’ music video as well as the creative ‘Behind the Scenes - Making of Oceans by Mike Hodgkinson’, please visit www.nokia.com/oceans.

For more information on Rob Dickinson, please visit www.robdickinson.com.

Note to editors: B-roll material is available for download at: www.thenewsmarket.com/nokia  or http://www.nokia.com/press/broadcastroom

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 13, 2006

Nokia and Elisa complete the world's first commercial WCDMA900 data call

Successful trial represents next step towards utilization of 900 MHz band in WCDMA 3G operation

Espoo, Finland - Nokia and Finnish telecom operator Elisa today carried out the world's first WCDMA/HSDPA data call on the 900 MHz band in a commercial network. The call was conducted in Elisa's live network in Finland, and the equipment included the Nokia Flexi WCDMA Base Station with a special solution for sharing the site infrastructure of the existing GSM base station.

The call demonstrated a new possibility of enhancing the existing WCDMA 3G network. The 900 MHz band can provide 2-4 times larger coverage area than the most commonly used 2 GHz band, thus reducing network deployment costs significantly especially in the rural areas. It also improves the availability of 3G services indoors due to better radio signal propagation characteristics. Finland is among the first countries that have allowed WCDMA 3G operation at 900 MHz band.

Nokia Flexi WCDMA Base Station and Nokia Flexi Multiradio Combiner enable Elisa to share their existing GSM900 base station site, including base station cabinets, antenna lines and power feeders, with the WCDMA 3G network. Utilizing Nokia's solution, the network operator can provide broadband wireless type of services, such as High Speed Packet Access (HSPA), for end-users in a very cost-efficient way.

"Today's WCDMA900 call proves our dedication to continuously develop the Elisa service offering and bring the best services to our customers," says Matti Vikkula, Executive Vice President, Consumer and Small Enterprise Customers, Elisa Corporation. "Building rural 3G coverage in a cost-efficient way is very important for us, and offering our customers HSPA services at 900 MHz band is an interesting possibility to complement our existing HSPA services at 2100 MHz."

"Nokia has a robust position in providing new WCDMA frequency variants to operators. Nokia Flexi Multiradio Combiner is a unique solution for GSM-WCDMA antenna line sharing within the same frequency band," says Ari Lehtoranta, Senior Vice President, Radio Networks, Nokia. "This WCDMA900 call is another testimony of Nokia's strong commitment to support operators in developing their offering to better meet the demand that they face in today's increasingly competitive environment."

Nokia supported Elisa in launching the first HSDPA network in the Nordic Countries in April 2006.

About Elisa

Elisa Corporation is a leading Finnish telecommunications company offering private and corporate customers a comprehensive range of telecommunications services, including voice and data services, connections to the Internet and content services, customised communications and ICT solutions and network operator services. Elisa provides international services in association with its partners, Vodafone and Telenor.

Elisa Corporation is listed on the Helsinki Exchanges, and its revenue in 2005 amounted to 1.34 billion euros. Elisa has over 1.3 million fixed network subscriptions, of which approximately 479,000 are broadband subscriptions. As a broadband provider, Elisa is the market leader in Finland. The company's mobile network holds over 2,1 million subscriptions. The company has approximately 3,600 employees.

Saunalahti Group Oyj is a subsidiary of Elisa that offers Internet and telecommunications services to consumers.

www.elisa.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 13, 2006

Nokia expands Intellisync Device Management support to include Microsoft Exchange ActiveSync settings on Nokia Eseries and Windows Mobile 5. - powered devices

Espoo, Finland - Nokia today announced expanded support within its Intellisync Device Management solution for managing Microsoft Exchange ActiveSync settings on the Nokia Eseries device range -- the Nokia E50, Nokia E60, Nokia E61, Nokia E62 and Nokia E70 -- based on S60 3rd edition and Symbian OS, and Windows Mobile 5.0 powered devices, such as Palm Treo 700W and Motorola Q.  With the Intellisync Device Management solution, an IT administrator can now centrally configure and manage mobile email, calendar and contact settings on Nokia Eseries and Windows Mobile 5.0 powered devices over the air, taking the burden of manually configuring each device with the correct Exchange Server settings off employees and the IT help-desk.  This new capability will be an essential tool in large scale enterprise Exchange ActiveSync email deployments.

Exchange ActiveSync is a Microsoft protocol for wireless push email and calendar/contacts synchronization between mobile devices and Microsoft Exchange server. The Nokia implementation of the Microsoft ExchangeActiveSync protocol is through a device client called 'Mail for Exchange,' developed exclusively for Nokia Eseries mobile devices. The Exchange ActiveSync settings management for Windows Mobile 5.0 powered devices utilizes the Intellisync Mobile Suite client. The Mail for Exchange solution enables the wireless synchronization of email, calendar and contact data from compatible Microsoft Exchange Servers.

"As the mobile work force continues to grow, organizations are looking for solutions that will allow them to cost-efficiently and easily provide their workers with anywhere access to their e-mail, calendar and other data," said Kim Akers, general manager of Unified Communications at Microsoft Corp. "Intellisync Device Management from Nokia will help accomplish this with over-the-air mobile device provisioning and asset management, which is a big challenge that IT administrators face in broadly deploying mobile solutions today."

"Mobile email is already a must in most businesses today.  Mass adoption, however, has been hindered by cost effective and controlled methods of deployment.  Intellisync Device Management, with new capabilities that allow IT administrators to deploy and provision ActiveSync on Nokia Eseries and Windows Mobile 5.0 powered devices over-the-air, is a compelling and powerful solution to extend mobile email beyond the corner office," said Scott Cooper, vice president of Mobility Solutions at Nokia. "With information and transparency provided by a centralized device management solution, IT managers and business owners can trust that company data and devices are protected, and total cost of ownership of mobility is under control."

Intellisync Device Management can be used for managing a company's business devices from the moment they are deployed until the end of their life cycle. The solution manages configurations and settings, application distribution, installation, upgrade and uninstallation as well as maintains security policies.  Furthermore, a lost or misplaced device can be locked or wiped remotely.

The Intellisync Device Management solution is available for enterprises of all sizes either as part of an in-house corporate IT solution or as a hosted service from a service provider or a mobile operator.  The Intellisync Device Management product is also a part of a broader Nokia Unified Device Management Solution offering for enterprises, mobile operators and service providers that will help operators manage all their customer segments and device management operations.

Intellisync Mobile Suite comprises Intellisync Wireless Email, Intellisync Device Management, Intellisync Application Sync, Intellisync File Sync and Intellisync Call Connect.

Exchange ActiveSync support within the Intellisync Device Management is available today.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 15, 2006

Nokia wins hosted push to talk contract with Mobitel Slovenia

Espoo, Finland - Nokia and Mobitel Slovenia have signed a contract for Nokia’s hosted Push to talk over Cellular (PoC) and Presence services. Nokia will integrate and host commercial, OMA (Open Mobile Alliance) compliant services for Mobitel Slovenia, thus enabling the operator to roll out the solution more quickly and with a reduced investment. Mobitel Slovenia will launch the services commercially on November 15th, 2006.

Push to talk service will enable Mobitel Slovenia’s customers to communicate with groups or individuals at a simple push of a button, with no need to dial numbers. Nokia Presence solution adds a whole new dimension to push to talk by letting users check before making a PoC call whether the person they are calling is available and willing to communicate. Services’ compliance with the OMA standard enables full interoperability with OMA-compliant terminals and networks from other vendors as well.

“Nokia’s cost-efficient and high-quality hosted solution enables us to extend our portfolio of advanced business and consumer services in the Slovenian market,” says Mitja Stular, PhD, Director of Technology Department, Mobitel Slovenia. “Nokia is our vendor of choice for hosting, because not only do they have a strong track record in providing end-to-end solutions and OMA-compliant push to talk solutions, but the quality of the service during our trial proved Nokia’s capability to deliver and run a technically sound solution.”

“Nokia Mobility Hosting allows operators to bring the new services to market faster and with lower risk as hosting requires lower investment than a conventional service launch,” says Patrik Sallner, Head of Hosting Service Line, Networks, Nokia. “We are delighted to support Mobitel Slovenia in expanding their market opportunities with these new services.”

The hosted PoC and Presence service trial with Mobitel Slovenia and the following deal mark Nokia’s Networks business group an entry to the Slovenian market. The hosting and integration services will be provided from Nokia’s recently launched hosting center in Austria.

Nokia Mobility Hosting, a part of Nokia’s Managed Services offering, is one of the many tools that Nokia can offer operators to help grow their business and manage their costs in the face of ever-toughening competition and growing technological complexity. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally.

Nokia’s end-to-end push to talk solution offers a full feature set, and is compliant with the OMA standard. Nokia Push to talk over Cellular is part of Nokia’s IMS for fixed and mobile offering and compliant with 3GPP IMS standards. In addition to voice, the solution will be capable of supporting various push-to-media, such as video. With commercial contracts for 59 PoC service offerings, and several operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM.

About Mobitel Slovenia

Mobitel is the leading Slovenian mobile communications operator and one of the most technologically advanced mobile operators in the world. Mobitel offers various state-of-the-art services and provides a wide range of services using advanced generations of mobile telecommunications GSM 900/1800, GPRS, WLAN, UMTS and HSDPA.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 15, 2006

Nokia Intrusion Prevention offers advanced protection for the “dissolving” network perimeter

Combined Nokia, Sourcefire solution protects before, during and after an attempted attack

Mountain View, CA, USA - Nokia (NYSE:NOK), the world leader in mobile communications, today announces the availability of Nokia Intrusion Prevention with Sourcefire, an enterprise security solution that combines three powerful security capabilities to protect inside and outside the network perimeter as enterprises become increasingly mobile.

Nokia Intrusion Prevention with Sourcefire is a dedicated appliance-based security solution that combines all three elements required for the most effective threat prevention with the least business disruption: intrusion prevention (IPS/IDS), vulnerability analysis, and network behavior analysis (NBA) including network change detection. The Sourcefire 3D System was named the “Best Security Solution” of 2006 by SC Magazine, and is an SC Awards 2007 finalist for Best Intrusion Detection/Prevention Solution. Offering Sourcefire software on hardened, purpose-built, high-performance Nokia IP Security Platforms gives customers a powerful intrusion prevention solution backed by the global scale and world-class First Call - Final Resolution support services of Nokia. Customers already using Nokia appliances for firewall capabilities can now adopt the same appliance model for intrusion prevention.

“Enterprise customers face challenges as mobile devices, smart phones, laptops, wireless networks, PDAs and other remote access technologies erode the network perimeter and introduce the opportunity for multiple points of vulnerability,” said Tom Furlong, vice president, Security and Mobile Connectivity, Nokia. “Nokia Intrusion Prevention gives companies an always-on view of users, the network and applications, enabling them to discover what is going on within the network, determine the impact to the business, and defend the network in real time.”

Nokia Intrusion Prevention is a complete solution, combining Nokia’s purpose-built IP Security platform with Sourcefire applications. A complement to the existing Nokia security portfolio, Nokia Intrusion Prevention consists of the following:

• Sourcefire Intrusion Sensor for Nokia inspects incoming traffic for known and unknown irregularities, generates alerts, blocks traffic or even replaces malicious code with benign code based on pre-defined security policies. Based on the highly regarded Snort® detection engine, Sourcefire Intrusion Sensors use a powerful combination of signature, protocol and anomaly-based inspection methods to examine packets at both the IP protocol and application level.

• Sourcefire Real-time Network Awareness (RNA) for Nokia provides intelligent network monitoring through a combination of passive network discovery, behavioral profiling, and integrated vulnerability analysis to deliver the benefits of real-time network profiling and change management. Information gathered by RNA sensors can be used before and after a threat to remediate an attack as well as fine-tune the Intrusion Sensors, making them more efficient and less likely to generate false positives and false negatives. The network behavior analysis (NBA) tool provides organizations with the ability to continually analyze packets, assets, and the flow of data over the network for increased threat vulnerability management.

• Sourcefire Defense Center for Nokia handles hundreds of millions of events for identification of long-term security trends, while also allowing in-depth forensic analysis down to the individual packet level. Designed to scale to enterprise-wide deployments, the system manages sensor policies, correlates Intrusion and RNA sensor events and alerts, configures alert responses and sets user administration privileges from one central location.

“The Nokia Intrusion Prevention offering is an excellent choice for anyone looking to further secure their network,” said Toby Penn, Senior Security Engineer, Information Security Technology, Inc. “In one solution, you get the renowned Nokia support and service coupled with the rich feature set you would expect from Sourcefire. Add all of this to the connection to the SNORT open source community and you have a winning proposition.”

“In an increasingly mobile business environment, it is critical that companies are protected from all potential threats - both internal and external - and at all vectors,” said Tom McDonough, president and COO, Sourcefire. “Nokia Intrusion Prevention with Sourcefire provides intelligence before an attack, blocking during an attempted attack, and rapid containment/remediation afterwards.”

Features and Specifications

Nokia Intrusion Prevention is available today on the Nokia IP390 security platform, which is purpose-built for security in both traditional and mobile business environments and features the hardened Nokia IPSO(TM) LX operating system. Nokia Intrusion Prevention on Nokia IP390 is offered in two performance options, 250 Mbps and 400 Mbps. The system provides up to four ports of in-line prevention monitoring plus three ports of passive RNA monitoring from a single appliance - the highest port density of any competing product for active/in-line prevention and passive RNA monitoring. The system features four integrated 10/100/1000 Ethernet interfaces and has two front-facing PCI expansion slots, supporting up to four additional Gigabit Ethernet interfaces in fail open and non-fail open configurations (copper or fiber).

Pricing, Service and Support

Nokia Intrusion Prevention with Sourcefire is available now starting at $14,995 USD. Nokia Intrusion Prevention customers can quickly leverage open source vulnerability findings from Snort technology and the Sourcefire Vulnerability Research Team (VRT), a group of intrusion detection and prevention experts working to proactively discover, assess and respond to the latest trends in hacking activity, intrusion attempts and vulnerabilities. Through its association with more than 100,000 active users in the Snort open source community, the VRT receives the benefit of worldwide visibility into emerging threats.

The Nokia Intrusion Prevention line joins the Nokia IP security product portfolio which also features integrated security, firewalls, IP VPN and SSL VPN solutions for the world’s largest businesses ranging from remote offices to data centers. Security is an integral part of business mobility today, and is a component of the comprehensive Nokia business mobility portfolio that also includes the high-performance Nokia Eseries mobile devices featuring “always-on” data and voice connectivity; Intellisync Mobile Suite from Nokia and other software that enables mobile applications such as email, enterprise voice and device management.

For more information about the new offering and the rest of Nokia business mobility solutions, visit www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 16, 2006

“Five cities, One party”- Nokia announces the world’s biggest New Year’s Eve celebration in five party capitals of the world

The Black Eyed Peas and Scissor Sisters among several international artists to begin countdown to “Nokia New Year’s Eve”

Espoo, Finland - On December 31st, Nokia will welcome the New Year in unique style - by connecting millions of music lovers from around the world as they count down the final minutes of 2006. Nokia New Year’s Eve, a global music event stretching across four continents, will feature a number of international artists including The Black Eyed Peas and Scissor Sisters to entertain audiences at New Year’s celebrations from Hong Kong to Rio de Janeiro. Those unable to attend in person can experience the party via television or the internet. To orchestrate this unique global celebration, Nokia has enlisted the services of Harvey Goldsmith CBE, the producer of Live Aid and Live8.

Nokia New Year’s Eve will travel from east to west, starting in Hong Kong’s Ocean Terminal, followed by Mumbai’s Andheri Stadium, the Brandenburg Gate in Berlin, Ipanema Beach in Rio de Janeiro and rounding off the night in New York.

“Living up to our promise of ‘Connecting People’, Nokia New Year’s Eve aims to connect millions of people from around the world through music and mobility,” says Jo Harlow, Senior Vice President of Marketing for Nokia. “Nokia New Year’s Eve leverages the power of television, the internet, live events and the world’s most exciting music artists to get people talking, sharing and celebrating on one incredible night.”

Speaking about the event, Scissor Sisters’ singer Jake Shears said “We’re damn thrilled to be playing Nokia’s world wide music party.  It should be a helluva good time.”

“This is an exciting and ambitious project and the first time that New Year’s Eve will be celebrated as a global music event,” said Harvey Goldsmith. “Nokia New Year’s Eve will feature international and local artists with live broadcasts on New Year’s Eve as well as a New Year’s Day TV special to be aired globally. I am delighted to be on board.”

Nokia New Year’s Eve looks set to be the world’s biggest New Year’s party of 2006 with the five events expected to have a combined attendance of 1.3 million and an anticipated global television and Internet audience of 150 million.

In the coming weeks Nokia will announce further details, including additional international and local artist announcements - artists who are sure to get people talking around the world. For the latest information, visit www.nokianewyearseve.com.

Press photos, artist info and other information for the press available at:
www.nokia.com/press/nye

Broadcast material available at Nokia Broadcastroom: http://www.nokia.com/A4126678

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 17, 2006

Nokia wins a 2006 ITSMA Marketing Excellence Award

Nokia Business Solutions Portfolio Diamond winner in the “Sharpening Competitive Differentiation” category

Espoo, Finland - The thought and commitment that Nokia has put into developing its Business Solutions Portfolio has been recognized by a respected marketing body, the IT Services Marketing Association (ITSMA), which has selected Nokia as the Diamond winner of a 2006 Marketing Excellence Award in the category of Sharpening Competitive Differentiation. The Diamond award is granted to the best in class for the industry, as measured by innovation, execution, and business results.

“I am extremely pleased to congratulate Nokia on winning a Diamond Award for Marketing Excellence in the category of Sharpening Competitive Differentiation,” says Dave Munn, President and CEO, ITSMA. “The Nokia Services Business Solutions Portfolio represents a tremendous effort, one that has allowed Nokia to raise the level of its conversations with customers and offer new value in an industry where technology alone is no longer enough to sustain long-term profitability.”

The Nokia Business Solutions Portfolio is a comprehensive concept created to tackle the most common business challenges that the operators face: optimize capital expenditure, reduce operating expenses, retain your customers, generate new growth and manage risks.

The portfolio project is a story of how Nokia has transformed to differentiate itself in an industry which is undergoing a number of significant changes globally, driven by technology, consumer demand and increasing competition. Achieving this turnaround required a cultural and operational shift, with hundreds of people working to identify the key business challenges facing mobile operators and re-align the technology-focused skills of delivery people into marketable business solutions.

The Business Solutions Portfolio, and the messaging surrounding it, has enabled Nokia to raise the level of conversations with customers and offer new value in an industry where technology alone is no longer enough to sustain long-term profitability. The portfolio is the core tool for Nokia’s sales force that has been trained to act as “Solutioneers” and is able to identify customers’ business challenges and offer holistic solutions.

“Solution marketing enables many new and topical ways to bring value to the market,” says Leif Fågelstedt, Service Marketing Director, Networks, Nokia. “We have recently launched Nokia’s Customer Retention and Loyalty program in the “retain your customers” and “generate new growth” spaces. This is just one exciting example of how a vendor voice can evolve and organizations can work together towards creating an approach that is focused on the customer needs and challenges.”

www.nokia.com/solutioneers

About the ITSMA Marketing Excellence Award

Launched in 1998, ITSMA’s Marketing Excellence Awards focus exclusively on the largest segment of the technology business: technology services and solutions. ITSMA will designate two winners in each category: Diamond winners (best in class for the industry) and Gold winners (standout achievement in improving marketing performance). The awards program jury consists of members of ITSMA’s senior executive staff, advisory board, and outside industry experts.

Categories for the 2006 awards include: Launching New Solutions, Sharpening Competitive Differentiation, Generating Demand through Micro- and Account-Based Marketing, Increasing Sales Effectiveness, and Strengthening Customer Relationships.

About ITSMA

ITSMA (IT Services Marketing Association) is a membership organization that specializes in helping companies market and sell services and solutions. With nearly 100 Corporate Members around the globe, including Accenture, Cisco, Hewlett-Packard, IBM, Microsoft, Oracle, SAP, Verizon, and Wipro, ITSMA provides best practice insight, an active leadership community, and hands-on advisory guidance around the unique requirements for marketing technology services and solutions. www.itsma.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 21, 2006

Phonemail standardizes on Intellisync Wireless Email from Nokia

Espoo, Finland - Nokia today announced that EPUSH Software Solution Gmbh, one of the first independent international provider of value-added mobile services, will offer Intellisync Wireless Email from Nokia to its business and consumer customers. The service will be available immediately as the company’s standard mobile email offering.

Intellisync Mobile Suite provides access to powerful collaboration tools, such as wireless email and contacts and calendar syncronization.  Flexible and easy to manage, the platform is based on industry standards and connects to virtually any corporate or personal email sytem, including Microsoft Exchange, IBM Lotus Domino and over 300 other personal email systems.  The service runs on Nokia devices, as well as other Symbian OS, Palm OS and Windows Mobile products.

“The potential market for mobile email is huge and new technologies can help companies and people gain the greatest advantage from mobility,” says Valerio Tavazzi, Head of Enterprise Solutions, Nokia Italia. “By combining the capabilities of Intellisync Mobile Suite from Nokia and Phonemail’s hosted mobility services, we intend to make wireless email accessible, in an easy and convenient way, for anyone using a mobile device.”

“The goal of “Phonemail” is the massive adoption of wireless email and PIM synchronization services both in business and consumer markets, initially in Italy and then in other countries. We are confident that the qualities of the “Phonemail” service, together with the Nokia solution, will help to achieve our goal,” says Claudia Bastubbe, EPUSH Software Solution Gmbh Relations Manager.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 21, 2006

The human side of communication technology is important to morale and making best use of IT spend

Cambridge Judge Business School and Nokia sponsored a study of the impact of technology, collaboration and morale among US/UK business leaders in Global 2000 business

New York, NY, USA - In today’s fast changing global world, a new study of top business leaders shows that maintaining productive, high morale teams relies heavily on companies’ investing in both the right mobile technology and rewarding collaborative behavior.

The changing world of work with knowledge workers often working across distances and time zones requires business leaders to adopt a more participatory management style.  The communications challenge is often akin to marshalling a 24/7 network of on-line volunteers.

A new study among 400 US/UK business leaders by Cambridge Judge Business School found that there is a clear link between company morale and how technology is used to collaborate at a work team and company level.  Employees want to communicate - to be more productive, and have better relations with their peers.

Three quarters of those interviewed reported that their companies deploy collaborative technology to enable people to share information quickly and easily.   Used effectively, mobile technology leads to highly collaborative workplaces and employees who feel empowered and productive.

•  86% say that interactions between themselves and others helps spark new ideas

•  82% say that people in other work locations support them in their work

•  75% say that when they need additional help they get the best person to help, wherever they are

•  74% say they would not be able to do their job if they couldn’t work with people outside of their own work team

These same business decision makers were also clear on the intangible benefits of mobile technologies, notably innovation, collaboration and communication.  Mobile technologies are viewed as crucial in the new world of work with over 90% of business decision makers saying that technology was an important enabler of their company’s collaborative efforts and over half said technology was critical to collaboration. In fact, 74% claimed that technology made collaborative decisions easier to make and three fourths of the business leaders interviewed deploy collaborative technology that enables people to share information quickly and easily.

This collaborative momentum is built on an upward virtuous circle of collaboration and trust. Collaboration at a work team level builds trust and trust leads to greater levels of collaboration. Supported by the effective use of technology, the outcome is higher levels of personal and company morale. For instance, out of the business decision makers that were interviewed 80% claimed that having the mobile applications and devices they need has had a positive impact on their moral and 76% responded that having the right mobile applications and devices improved their company’s morale.

The key benefit that companies need to focus on in a successful IT spend is improved collaboration.  The right types of technology can link people seamlessly, enhance collaboration, and spur innovation and enhanced company morale.

According to Ben Hardy, lecturer at Judge Business School, the key finding from this study is that “Companies should not blindly invest in whatever technology comes along and hope that it will work but closely ally their technology strategy to their people strategy to ensure that maximum value is extracted from targeted IT investment.”

Penn, Schoen & Berland Associates conducted a study among 400 US and UK business decision makers from Forbes global 2000 companies in May 2006.

Penn, Schoen & Berland Associates is an independent strategic communications firm with offices throughout the US and UK and is a frequent pollster of top business executives of global Fortune 1000 companies.  # # #

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners. Nokia is a registered trademark of Nokia Corporation.

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PRESS RELEASE

November 22, 2006

Nokia and Shanghai Unicom complete public EGPRS demonstration in China

Shanghai, China and Espoo, Finland - The Shanghai branch of China Unicom (Shanghai Unicom) announced today a number of new mobile services at the Shanghai Unicom EGPRS Data Service Press Conference held in Shanghai. A range of advanced data services based on Nokia’s EGPRS solution, including Near Field Communication (NFC), push email, vCard, and WAP browsing, were demonstrated at the event. It marks China Unicom’s first public EGPRS service demonstration.

Nokia’s EGPRS solutions, which include its advanced core and radio network system equipments, will provide a platform to enhance Shanghai Unicom’s data services and drive business innovation. Nokia’s EGPRS enabled S60 mobile devices Nokia N91, Nokia N70, Nokia E61, Nokia 3250, and Nokia 3220 were used in the public demonstration, providing an enhanced experience of voice and data services.

EGPRS is a form of Enhanced Data rates for Global Evolution (EDGE) which enables data connections at a speed up to 474 kbps. EGPRS opens up a lot of possibilities for connecting to data networks on mobile phones, making it faster and more convenient to stream video and download larger files. With Nokia’s EGPRS solutions, Shanghai Unicom will be able to offer a broader range of innovative data services to its subscribers.

“EGPRS will bring new and exciting, high quality services to end-users, in particular higher bandwidth services,” said Zhang Jian, General Manager, Shanghai Unicom. “With Nokia’s advanced EGPRS solutions and the optimization experience of both companies, we can also bring higher capacity to the network, better utilize our network resources, and reduce operation costs.”

“We are delighted that Shanghai Unicom has chosen Nokia’s EGPRS solution for the public demonstration. As the world’s leading EGPRS solution provider, Nokia is strongly committed to state-of-the-art technologies to help operators increase operating revenue and ARPU,” said David Ho, Senior Vice President, Networks, Nokia China. “We are also glad to see the expansion of our successful cooperation with China Unicom through the support of their GSM network evolution.”

Nokia has a strong track record in implementing EGPRS and it has reached the global number one position regarding this technology. Nokia has 61 public EGPRS references, and its solution is used in 51 out of 156 commercially launched EGPRS networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 22, 2006

Nokia Foundation Award to Mårten Mickos

Helsinki, Finland - Nokia Foundation has granted its 2006 award to Mårten Mickos for his merits in advancing the use of Open Source technology and for his inspirational leadership of an international software company.

The EUR 10,000 award was presented at the Foundation’s scholarship awards ceremony on November 22, when the Foundation celebrated its 12th year of operation.

Mårten Mickos has strong merits in the leadership positions of international high-tech companies. Since 2001, he has been CEO of the Open Source company, MySQL. Mickos is known as a strong advocate of the Open Source community and MySQL has been at the forefront of developing successful business around open source. Mickos is a popular key-note speaker at international technology events where his opinions about commercializing and inspiring innovation are noted and discussed widely.

“Every company makes focused investments to maintain and inspire innovativeness. There is a lot of power in open innovation. The example of Internet today strengthens the belief that Nokia has held for a long time: Open standards and platforms create a foundation for success. They enable interoperability of technologies and encourage innovativeness and healthy competition, which in turn increases consumer choice and opens entirely new markets,” Jorma Ollila, Chairman of Nokia’s Board of Directors, noted in his address at the Foundation’s ceremony.

This year, Nokia Foundation awarded 88 scholarships totaling EUR 450,680. Of the scholarships, 79 targeted the support of fast-progressing post-graduate studies aiming for a doctorate in information and data communications technology, three were for visiting fellows and researchers, and five for visits by internationally distinguished lecturers.

Previous recipients of the Nokia Foundation’s annual award were Lauri Kuokkanen (1995), Pekka Tarjanne (1996), Linus Torvalds (1997), Arto Salomaa (1998), Kullervo Nieminen (1999), Osmo A. Wiio (2000), Ilkka Haikala (2001), Veikko Rintamäki (2002), George Metakides (2003), Heikki Lyytinen (2004), and Moncef Gabbouj (2005).

Nokia Foundation was formed in 1995. The Foundation supports the scientific development of information and telecommunications technologies and promotes education of the sector in Finland.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 23, 2006

Nokia launches a solution to fight the “bit pipe” challenge

The Nokia Peer-to-peer Traffic Control solution helps operators balance the usage of network resources.

Espoo, Finland — To help mobile operators better manage their data traffic, Nokia is introducing a network solution that lets operators control the use of network resources by bandwidth hungry applications such as file sharing and Voice over IP telephony — giving operators the tools to maintain better control over their networks.

The Nokia Peer-to-peer Traffic Control is the industry’s first integrated solution to allow mobile operators to profitably manage the bandwidth available for peer-to-peer (P2P) traffic, and thus balance the allocation of network resources.  The centralized solution is implemented as a software upgrade to the Nokia Flexi Intelligent Service Node (ISN) and will be commercially available during the first half of 2007.

“With the explosion of affordable high-speed mobile data access, operators are now being challenged to make the best possible use of their networks, especially when peer-to-peer applications increase their traffic load and compete with their own services,” says Roberto Loiola, Vice President, Marketing and Sales, Networks, Nokia.  “The Nokia Peer-to-peer Traffic Control solution now gives operators the means to analyse and manage such traffic.  It allows them to apply their business models by prioritizing the traffic of preferred services and partners, maximize their return on network investment, and avoid becoming only bit pipes for other content providers.”

The Nokia Peer-to-peer Traffic Control solution enhances the service, subscriber, and access awareness capabilities of the Nokia Flexi ISN to identify data traffic according to the type of service, for example file sharing, so that operators can treat that traffic in a way that best optimizes the use of network resources according to the operators’ business strategy.

Nokia will be demonstrating the Peer-to-peer Traffic Control solution at Nokia World, the premier mobility event of the year for the press and the Nokia ecosystem of operators and partners.  Nokia World takes place in Amsterdam on November 29th and 30th.

Nokia recently concluded its 50th commercial Flexi ISN deal, cementing its leadership position in the Intelligent Packet Core market.  The Nokia Flexi ISN, introduced in February 2005, is a high-availability, high-capacity connectivity and control element that offers service availability for mobile users independent of the access method.  It acts as a centralized control point for data services, providing cellular network users with data connectivity.  The Nokia Flexi ISN also offers open interfaces to charging, provisioning subscription management systems.  In addition to the Nokia Flexi ISN, Nokia has a total of over 120 GPRS packet core references.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

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PRESS RELEASE

November 23, 2006

Nokia supports Polkomtel in launching HSDPA in Poland

Espoo, Finland - Nokia has supported Polish mobile operator Polkomtel in launching its commercial High Speed Downlink Packet Access (HSDPA) network in the Warsaw area. The Nokia HSDPA solution enables Polkomtel to offer its customers mobile data services at speeds of up to five times faster than its current WCDMA speed and still operate the network in a cost-efficient way.

“We at Polkomtel take pride in offering our customers the best quality and the most advanced services, so upgrading our 3G network to HSDPA was a natural step,” says Thomas Eberle, Chief Technical Officer, Polkomtel. “Rapid rollout capability and technical expertise are extremely valuable when introducing new services to our customers. We have the Nokia WCDMA 3G network, so upgrade to HSDPA only required new software, which allowed us to launch HSDPA services extremely easily and fast.”

“We are delighted that Polkomtel selected Nokia’s solutions and professional services to support their commercial HSDPA service launch in Poland,” says Giuseppe Donagemma, Senior Vice President, Networks, Nokia. “Our solution enables Polkomtel to introduce mobile broadband services to their customers, thus enhancing subscriber loyalty and generating additional revenue.”

Polkomtel and Nokia have worked together since 1996. Nokia supplies the HSDPA under extension of the existing frame agreement for GSM/EDGE and WCDMA 3G, signed in 2005.

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Polkomtel

Polkomtel S.A. (a joint stock company) is one of three mobile telephony operators in Poland, marketing its services under three brand names: Plus, Simplus and Sami Swoi. Polkomtel has pioneered innovative mobile-technology-based services on the Polish market. Among other notable achievements, it was the first company to offer UMTS service (September 2004), MMS messaging and voice-based access to SMS messages to its customers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 24, 2006

Nokia supports Orange France in launching HSDPA services

Espoo, Finland - Orange France has launched the High Speed Downlink Packet Access (HSDPA) services in Toulouse and Bordeaux, using Nokia’s HSDPA solution. Orange will be able to operate its network more cost-efficiently with the Nokia solution, and offer its customers faster data services and an enhanced service experience.

“HSDPA will offer significant speed and efficiency benefits to us and our customers. We are delighted with the excellent performance of Nokia’s HSDPA solution, which supports us in bringing mobile broadband services to the market,” says Nicolas Roy, Technical Director, Orange France.

In addition to WCDMA 3G and HSDPA infrastructure, Nokia has provided Orange with radio optimization services for optimal HSDPA experience.

“We are extremely pleased to further contribute to Orange’s expansion to mobile broadband services,” says Damien Santé, Account Director, Networks, Nokia. “We believe that HSDPA will be yet another improvement to the experience of Orange mobile users, not only in terms of higher bit rates, but also because of a better latency, enhanced usability of current applications and enabling new types of real-time applications, in particular in the enterprise sector. This means, for example, that a typical music song can be downloaded in 20 seconds with HSDPA, while it would last a bit less than two minutes with WCDMA.”

In WCDMA 3G, Nokia has 63 customers to date. High-performing Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Orange

The Orange group is one of the world’s largest mobile communications companies and a subsidiary of the France Telecom group, with operations in 17 countries across Europe and beyond as at the end of September 2005. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. Within the Orange Group, the Orange brand operates in the UK, France, Poland, Switzerland, Romania, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana, and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus) and in Austria (One). As at the end of June 2005 Orange had 14.46 million active customers in the UK, and over 21.4 million registered customers in France. As at the end of June 2005, and not including customers in Poland (8.02 million customers), Orange controlled companies had over 56.1 million customers worldwide. Orange, along with TIM, Telefonica and T-Mobile, is a founding member of the FreeMove alliance. Further information about Orange can be found on the Orange website at www.orange.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 27, 2006

Nokia games study reveals changing mobile gaming habits worldwide

Espoo, Finland - According to new research from Nokia, mobile phone gamers are looking to the next generation of mobile gaming to meet their needs to easily discover, share and play fun and high quality mobile games. The results found mobile phone gamers frequently play mobile games for an average of 28 minutes per session, value improved game graphics, prefer to trial games before buying, and find communities increasingly integral to their overall mobile gaming experience.

Play more, play longer

The mobile phone gamers surveyed frequently play mobile games with the vast majority (80%) playing at least once a week and 34% playing every day. The average length of a session is 28 minutes with India (39 minutes), United States (31 minutes) and Thailand (29 minutes) playing longer than average.

Mobile phone games are played on the move (61%) almost as much as they are played at home (62%). Also, mobile phone gamers are making the most of their idle time with 56% preferring to play while waiting.

Next generation appeal

Almost two thirds (63%) of the respondents preferred the richer experience of Nokia’s next generation mobile games offering over existing Java 2D and Java 3D games offerings, particularly following game trials.

Good gameplay (83%), replayability (79%) and game genre (78%) are key motivators when considering which mobile games to purchase. Graphical quality (84%) and using the phone for other purposes while downloading (78%) were found to be the most important features when deciding to play Nokia’s next generation mobile games.

Try before you buy

If given the opportunity to trial a game before buying it, most (43%) would prefer to trial two to three games per week as opposed to only one (21%). Post-trial, the majority (65%) would prefer to pay for a full game outright rather than buy a subscription (27%).

When it comes to getting games, over-the-internet (OTI) distribution (34%) is almost as popular as over-the-air (OTA) distribution (45%).

Connect, compete and share

Worldwide gaming trends show that connecting people, either as teammates or as opponents, is becoming an increasingly important part of what consumers want from their mobile gaming experience.  Globally, 45% play multiplayer games on their mobile phones at least once a month. India tops with over half (56%) playing at least once a week and one in four playing everyday.

Not only do players want to defeat their foes, they also want to share game demos with their friends (62%). Additionally, a large majority (79%) would trial games sent by friends.

“These research results further validate that consumers are looking to the next generation of mobile gaming to meet their gaming needs,” says Jaakko Kaidesoja, director, games, multimedia, Nokia. “Consumers are demanding great graphics, great content and great game play and we have listened. Next year, we intend to deliver superior mobile gaming experiences which will include great looking, involved and connected games that are easy to find, manage and play.”

“Web 2.0 saw the birth of a new, more empowered use of the internet and with the next generation of mobile gaming we are on the brink of the same evolution,” adds Kaidesoja. “Since the start of the N-Gage Arena, Nokia has recognized consumers’ desire for communities and connected social gaming. We are evolving our online community strategies to bring truly connected easy to use mobile gaming experiences to millions of mobile device owners worldwide.”

Notes to editors

Nokia commissioned Nielsen Entertainment to conduct research in six countries worldwide. One hour interviews were carried out with 1800 participants across China, Germany, India, Spain, Thailand and the United States.

For results overviews, please contact n-gage@chocolatecom.co.uk.

About the next generation of mobile gaming by Nokia

Nokia is an innovator in mobile, interactive entertainment and is re-defining the mobile gaming experience. Starting in 2007, Nokia will allow consumers to easily find, buy, play and manage great quality mobile games on upcoming Nokia Nseries multimedia computers and other Nokia S60 devices. Consumers will be able to connect to the N-Gage Arena, Nokia’s mobile, global gaming community. Nokia is working with the world’s leading publishers, including Electronic Arts and Gameloft, to deliver a broad portfolio of exciting, high quality games. www.n-gage.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 27, 2006

Nokia Selected to Deploy WCDMA 3G for T-Mobile USA

The innovative Nokia Flexi WCDMA Base Station helps T-Mobile yield significant site cost savings

Espoo, Finland and Redmond, WA, USA - Nokia has signed a contract with T-Mobile USA, Inc. to supply third generation wireless equipment and services to support T-Mobile’s WCDMA 3G rollout in the U.S., contingent upon the FCC’s award of AWS spectrum. Nokia is delivering its industry-defining Nokia Flexi WCDMA Base Station optimized for T-Mobile’s newly acquired AWS spectrum bands. The Nokia Flexi WCDMA Base Station’s innovative, modular platform will yield significant site and operating cost savings.

“T-Mobile is pleased to be working with Nokia in deploying third-generation wireless networks and looks forward to bringing advanced wireless services to our customers,” said Neville Ray, Senior Vice President, Engineering and Operations, T-Mobile USA. “WCDMA 3G technology will complement T-Mobile’s existing GSM network with greater data through-put and provide a more cost-efficient radio technology.”

T-Mobile will be the first U.S. operator to deploy the fully HSPA capable Nokia Flexi WCDMA Base Station. The Nokia Flexi WCDMA Base Station enables easy deployment of WCDMA 3G in multiple spectrum bands with significantly lower base station site expenditures.

“Due to its small and modular design, the Nokia Flexi Base Station gives T-Mobile USA adaptable deployment options while delivering full capacity and future evolution capabilities,” said Ari Lehtoranta, Senior Vice President and General Manager, Networks, Nokia. “T-Mobile’s selection confirms its confidence in Nokia’s ability to deliver innovative, end-to-end WCDMA 3G solutions.”

“We are delighted to extend our collaboration with T-Mobile International in support of T-Mobile USA’s goal of delivering advanced, next generation services to their customers,” said Mark Louison, Senior Vice President, Networks, North America, Nokia. “Nokia is committed to delivering best-in-class 3G solutions to the North American market and we look forward to working with T-Mobile USA throughout and after their network deployment.”

T-Mobile and Nokia have a long history of working together and have both led the global industry in third-generation networks. Currently, Nokia is a provider of High Speed Downlink Packet Access (HSDPA) networks to T-Mobile in Germany, the United Kingdom and the Netherlands - all of which are operational networks. In the U.S., Nokia has been a provider of 2G equipment and services to T-Mobile USA and has provided infrastructure and services to T-Mobile USA/VoiceStream since 1996.

In WCDMA 3G, Nokia has 64 customers to date. Almost half of the 134 commercially launched WCDMA 3G networks have Nokia equipment. Nokia’s high-performing HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), offering breakthrough data speeds up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 28, 2006

Nokia gives consumers greater choice with four new mobile phones

New models offer balance of design and functionality for every lifestyle and budget

Amsterdam, The Netherlands - At Nokia’s annual Capital Market Days taking place in Amsterdam today, Nokia announced four new mobile phones including three mid-range models — the Nokia 6300, Nokia 6290 and the Nokia 6086 — as well as the Nokia 2626 targeted to consumers in entry markets.  All four models are expected to begin shipping in the first quarter of 2007.

Kai Oistamo, Executive Vice President and General Manager, Mobile Phones for Nokia unveiled the new models along with the company’s vision for the next year. “These new products underscore our commitment to offer a range of mobile phones that give consumers a choice in selecting the right balance of technology and design to meet their lifestyle and budget.”

The four new mobile phones launched at Nokia Capital Market Days are:

Nokia 6300 - Clean styling, compact size

The Nokia 6300 is a mid-range model that represents an evolution of the modern monoblock design.  Less than 13.1mm thin, the slim Nokia 6300 has a stainless steel frame that adds both design interest and strength. In addition to its organic curves and appealing design, the Nokia 6300 offers a robust range of easy-to-use features. The estimated retail price of the Nokia 6300 is 250 euros before subsidies or taxes.

Nokia 6290 Smartphone - advanced technology made simple

The Nokia 6290 smartphone combines the collective power of S60 3rd Edition and 3G in an easy-to-use, attractively designed package.  It supports a number of practical new features, multiple alarms and handy Quick Cover access keys which enable instant access to a wide range of the device’s useful features, including an interactive world travel application.  The estimated retail price of the Nokia 6290 is 325 euros before subsidies or taxes.

Nokia 6086 Cameraphone - Compelling feature set, seamless connectivity

The Nokia 6086 allows consumers to stay in touch - in any environment. This quad-band GSM and UMA-enabled cameraphone hides its sophisticated circuitry in a classic design with a large keypad and intuitive user menu.  The estimated retail price of the Nokia 6086 is 200 euros before subsidies or taxes.

Nokia 2626 - Tune into style

The Nokia 2626 is a colorful mobile phone designed for style-conscious consumers in emerging markets. The Nokia 2626 will be available in a range of bold colors, such as Fiery Red and Spatial Blue, and includes an FM radio for music on the go. The estimated retail price of the Nokia 2626 is 75 euros before subsidies or taxes.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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Nokia Capital Market Days related press releases, product photos, event photos and broadcast material are available at: http://www.nokia.com/press/cmd2006

Nokia World related press releases, product photos, event photos and broadcast material are available at: http://www.nokia.com/nokiaworld/press

PRESS RELEASE

November 28, 2006

The Nokia 6300 makes a sophisticated first impression with clean styling, compact size

Amsterdam, The Netherlands - At Nokia’s annual Capital Market Days taking place in Amsterdam today, Nokia showcased the Nokia 6300, a mid-range model that represents an evolution of the modern monoblock design. Weighing a mere 91 grams and measuring less than 13.1mm thin, the Nokia 6300 is constructed of quality materials and offers a modern suite of features for today’s consumer. Featuring a great screen, ergonomic keymat and easy-to-use menu, the Nokia 6300 is expected to begin shipping during the first quarter of 2007 with an estimated retail price of 250 euros before subsidies or taxes.

“Like an impeccably tailored suit, the Nokia 6300 is perfectly proportioned, always in style, but best appreciated for its attention to detail,” said Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “The Nokia 6300 has been developed for consumers who want a mobile phone that offers an uncompromised set of features with highly desirable, sophisticated design.  We are confident that the Nokia 6300 will be among our best selling models in 2007.”

The clean lines and recessed buttons of the Nokia 6300 are highlighted by a stainless steel frame that adds both design interest and strength. In addition to its organic curves and appealing design, the Nokia 6300 offers a robust range of easy-to-use features, including a 2 megapixel camera with zoom, expandable memory, built-in MP3 player and FM radio. Everything is displayed on a crisp, detailed screen which brings applications like an Opera Mini Browser or games like Sudoku and Snakes III to life.

The Nokia 6300 includes:

•  2 megapixel camera, 8x digital zoom

•  2-inch QVGA screen

•  USB/PC Synchronization

•  In-box memory of 135MB, with support for up to 2GB microSD cards

•  Voice dialing, voice commands and voice recording

•  MP3 player, FM radio

•  Integrated hands-free speaker

The Nokia 6300 has a talk-time of up to 3.5 hours and a standby time of up to 14 days.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 28, 2006

The Nokia 6086: Compelling features and seamless connectivity

Amsterdam, The Netherlands - At Nokia’s annual Capital Market Days taking place in Amsterdam today, Nokia unveiled its latest multimode UMA (Unlicensed Mobile Access) handset, the Nokia 6086, allowing consumers to stay in touch - in any environment.  Designed for consumers who strive for simplicity and value for money, the quad-band GSM and UMA-enabled cameraphone hides its sophisticated circuitry within a classic design with a large keypad and intuitive user menu. The Nokia 6086 is expected to begin shipping during the first quarter of 2007 with an anticipated retail price of 200 euros before subsidies or taxes.

“The key to the success of the Nokia 6086 - and UMA technology for that matter - is the seamless consumer experience,” says Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “Based on a number of successful UMA trials, the Nokia 6086 has proven to be a top-performer, flawlessly switching from quad-band GSM to WLAN coverage, as the environment demands. The Nokia 6086 successfully integrates the radio technologies making them completely transparent to the consumer.”

Other standard features of the Nokia 6086 phone include:

•  Camcorder and video player

•  Wire-free enhancement use and synchronization via Bluetooth

•  VGA camera with 4X digital zoom

•  6MB free user memory and microSD slot to enable storage of your favorite music

•  Up to 5 hours of talk time, 10 days of standby

With UMA technology, the Nokia 6086 benefits operators as well, allowing them to deliver voice and data services to their subscriber base over WLAN, decreasing their costs related to network deployment and dramatically increasing mobile service availability.

Orange will be one of the first operators to offer the Nokia 6086 phone. The handset will be added to Orange’s Unik (UMA) offer which was announced in September and has been launched in France, the Netherlands, UK and soon in Spain and Poland.

“Our Unik offer combines the best of fixed and mobile within a single handset, allowing customers to use one phone to meet all their needs - with one number, one address book, one voice mail and one bill,” says  Yves Maitre, Vice President, Devices, Orange. “Already customers can choose from the largest range of UMA phones. The addition of the Nokia 6086 strengthens our Unik offer and builds on the strong tradition we have of working with Nokia to combine cutting edge technology with exceptional ease of use.”

UMA is a cost-effective way to expand cellular for operators to expand their coverage for voice and data services to homes and enterprises where it might be too difficult or expensive to build cellular coverage indoors. While consumers reap the benefits of better indoor coverage using a a single number, UMA allows operators to fully leverage their cellular assets via alternative radio methods.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 28, 2006

The Nokia 6290 smartphone: advanced technology made brilliantly simple

Nokia’s first mid-range 3G smartphone based on S60 3rd Edition

Amsterdam, The Netherlands - At Nokia’s annual Capital Market Days taking place in Amsterdam today, Nokia unveiled the Nokia 6290, a versatile 3G smartphone based on the world’s leading smartphone software S60 on Symbian OS. The Nokia 6290 is a modern smartphone with a classic, ergonomic design at an accessible price point. The Nokia 6290 is expected to begin shipping in Q1 2007 with an estimated retail price of 325 euros before subsidies or taxes.

The Nokia 6290 is designed to meet the needs of the hectic professional looking to balance a hectic business and social calendar.  With a number of practical new features, multiple alarms and handy Quick Cover access keys which enable instant access to a wide range of the device’s useful features, including an interactive world travel application, consumers can use their mobile for many things. With constant connectivity via 3G technology, the Nokia 6290 ensures productivity remains a priority, providing email access, as well as connections to favourite websites. The Nokia 6290’s mobile search application ensures the leading search engines and location-specific services are only the touch of a button away.

While the Nokia 6290 has been designed to help people manage time and improve productivity, this smartphone will be best appreciated for its simplicity. An ergonomic keypad, fast access keys and intuitive menu structure make getting started simpler than ever. The Nokia 6290 also offers a Setup Wizard to guide users through the process of establishing their specific email, MMS functions as well as operator-specific settings.

“Simplicity is what makes the Nokia 6290 smartphone so smart,” said Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “The Nokia 6290 combines the collective power of S60 3rd Edition and 3G in an easy-to-use, attractively designed package. With the 3G subscriber base expected to double over the next year, there is a strong need for 3G models like the Nokia 6290 smartphone in our portfolio.”

The suite of standard features includes:

•  2 megapixel camera with 4X digital zoom

•  2.2” QVGA 16M colour internal screen

•  Rich email functionality which supports attachments such as PPT, PDF, Word and Excel.

•  MP3 music player with excellent stereo surround sound

•  Two way video calling

The Nokia 6290 is Nokia’s first mid-range smartphone to offer S60 3rd Edition Feature Pack 1. Announced at the Symbian Smartphone Show in October, S60 3rd Edition Feature Pack 1 opens up a world of possibilities, highlighted by an enhanced single browser that supports both full Web and mobile optimized content. There is also available a wide variety of add-on applications that can turn the phone into a highly personalized, versatile device. The applications range from games and entertainment to powerful business and navigation applications.

The Nokia 6290 phone has a talk-time of up to 3.5 hours and a standby battery time of up to 10 days.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

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PRESS RELEASE

November 29, 2006

Nokia - Internet key to next phase of growth in mobile phone industry

Amsterdam, The Netherlands - Nokia today outlined its vision for the future of the mobility industry, predicting that the internet would become the key driving force in a market it expects to reach 4 billion global subscriptions during 2010. The comments were made in a speech by Nokia CEO and President, Olli-Pekka Kallasvuo, to more than 2,000 people from the mobile and internet industries attending the Nokia World 2006 conference.

“Mobile communications is once again changing even faster than many of us have predicted, and we are still far away from this being a mature market.” said Kallasvuo. “The internet has transformed the way we live our lives and communicate with each other, and we expect it to play a key role in the next phase of Nokia’s growth. The next wave of the internet will be to make it truly mobile, creating new ways for people to connect to others and find information from wherever they are. Nokia intends to be at the forefront of this new era and be the company that truly merges the internet and mobility.”

At the two-day event, Nokia said growth in the mobility industry was accelerating faster than predicted earlier, and that it now expected the industry to reach the milestone of 3 billion mobile subscriptions globally in 2007. Nokia also gave its new forecast of 4 billion global mobile subscriptions during 2010.

Music, mobile TV and navigation services will play a key role in driving this growth, both in advanced and emerging markets where in the latter increasing numbers of people are accessing the internet for the first time on their mobile rather than on a PC. Reflecting this, Nokia said it estimates that the replacement market will account for about 65 per cent of the global market this year and that this figure is expected to rise to over 80 per cent by the year 2010.

Nokia also said that it expected more than half of the growth in mobile subscribers to come from emerging markets in the Asia Pacific region, including China and India. The company said it would continue to build its leadership position in these markets with a focus on both new and replacement or updgrade sales.

At the conference, Nokia also unveiled its latest mobile phone for the emerging markets, the Nokia 2626, the company’s first entry level fashion phone. Leading a new trend in emerging markets, the Nokia 2626 is targeted at style-conscious consumers, offering a mirrored colour screen, a range of color covers and fashionable accessories, as well as an FM radio, GPRS and even email.

Nokia World related press releases, product photos, event photos and broadcast material are available at: http://www.nokia.com/nokiaworld/press

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expected timing, scope and effects, including estimated cost synergies, of the merger of Nokia’s and Siemens’ communications service provider businesses; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) the impact of changes in government policies, laws or regulations; and 22) satisfaction of the conditions to the merger of Nokia’s and Siemens’ communications service provider businesses, and closing of transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective businesses; as well as 23) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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PRESS RELEASE

November 29, 2006

Nokia and SIPphone Bring Easy Access Gizmo VoIP Services to the Nokia N80 Internet Edition

Amsterdam, The Netherlands - Nokia today announced that users of the Nokia N80 Internet Edition will have easy access to low-cost calls over the Internet with SIPphone’s Gizmo Voice over IP (VoIP) services. The Nokia N80 Internet Edition is optimized for SIP-based Internet calls, and now Nokia and SIPphone have worked together to create an easy way to configure and make calls using Gizmo VoIP directly from your multimedia computer.

“Mobilizing the Internet is a key focus for Nokia and I’m excited to see how a multimedia computer like the Nokia N80 Internet Edition can provide people with the convenience of Internet calling,” said Ralph Eric Kunz, Vice President, Multimedia, at Nokia. “Our collaboration with SIPphone makes Internet calling easy, plus our open VoIP platform allows for any SIP-based VoIP provider to incorporate their services in our device architecture, giving consumers the best of the Internet world.”

Nokia N80 Internet Edition users download the free Gizmo VoIP settings from the Download! folder in their device, automatically beginning the installation process.  During installation, users go through a simple two-step process for creating a free account that they’ll use to make Internet calls.  Other capabilities, such as customizing voicemail greetings, purchasing Gizmo Call Out credit for dialing landlines and mobile devices and managing Gizmo account settings are available by using the Nokia N80 Internet Edition to browse the www.gizmovoip.com web site.

“Collaborating with Nokia has allowed our development teams to create a compelling VoIP experience on the N80 Internet Edition and instantly enable millions of mobile consumers around the world to save money,” said Michael Robertson, Chairman and CEO of SIPphone. “Ease of configuration and intuitive everyday use options make this Internet calling service unique in the mobile VoIP space.”

Making an Internet call with the Nokia N80 Internet Edition is as easy as making a regular voice call, only the call is carried through wireless LAN, saving money and conserving cellular airtime minutes in the process. The VoIP framework, based on the SIP-protocol, is integrated into the Nokia user interface, so downloading the GIZMO VoIP settings is simple. Furthermore, the open S60 platform on the Nokia N80 Internet Edition is optimized for downloading compatible third party Internet call applications.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

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PRESS RELEASE

November 29, 2006

Nokia launches Flexi EDGE Base Station to revolutionize cost efficient radio access network deployment

Modular Nokia Flexi Base Station platform expands to include GSM/EDGE

Amsterdam, The Netherlands - Nokia today introduces the Nokia Flexi EDGE Base Station, a new revolutionary product for building out GSM/EDGE networks more cost effectively and quickly than ever before.

In developing the Flexi EDGE Base Station, the smallest on the market, Nokia has taken full advantage of its latest innovations in electronics and system design to provide operators with a compact and powerful platform to deploy high quality networks with minimized operating and capital expenditures.

Based on a modular compact design, the Nokia Flexi EDGE Base Station makes a significant impact on GSM/EDGE network coverage and capacity, as well as making base station siting easier and faster. Operators gain cost savings in site deployment, operations and in reduced number of sites - all resulting in lower network total cost of ownership.

Nokia’s Flexi EDGE Base Station delivers market leading radio performance ensuring excellent coverage for wide and hot spot areas. As a result it reduces remarkably the number of sites needed. Also, the compact design of the new Flexi Base Station requires much less space and therefore can make more efficient use of existing or new base station sites. The high capacity Nokia Flexi EDGE Base Station enables easy capacity upgrades as traffic increases. Nokia Flexi EDGE Base Station also delivers significant improvements in power consumption.

Nokia Flexi EDGE Base Station deliveries are expected to start from mid 2007 onwards.

“The new Nokia Flexi EDGE Base Station is designed to further enhance operator revenue and to deliver superb operational efficiencies and capabilities. In mature markets the new Nokia Flexi EDGE Base Station enables operators to strengthen their radio capacity and to ensure the service continuity for WCDMA networks. In new growth markets, Nokia Flexi EDGE Base Station supports fast and cost-effective GSM network rollout and deployment, both critical success factors for operators building businesses on mass market low ARPU customer bases,” says Ari Lehtoranta, Senior Vice President, Radio Networks, Nokia.

The Flexi EDGE Base Station’s weather-proof modules can be installed indoors or outdoors stacked on a floor or shelf, mounted on wall or pole, or fitted in cabinet or any standard 19” rack. As the modules are so small and lightweight, one person can carry the modules and install a base station, thus leading to a faster network deployment.

The new Nokia Flexi EDGE Base Station is the latest variant in the family of Nokia Flexi Base Station products. The Nokia Flexi Base Station platform, unique in the industry, brings the benefits of modularity to GSM/EDGE, WCDMA/HSPA and WiMAX operators. The three Nokia Flexi Base Station variants, all based on modular architecture provided by the Open Base Station Architecture Initiative (OBSAI), create great synergies in radio network deployment, operation and maintenance. In addition to its newly launched Flexi EDGE Base Station, Nokia has previously launched Nokia Flexi WCDMA and Nokia Flexi WiMAX base stations.

Nokia is highlighting its Flexi Base Station products at the Nokia World conference, Amsterdam, November 29-30.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

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Tel. +358 7180 34379

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www.nokia.com

Nokia World related press releases, product photos, event photos and broadcast material are available at: http://www.nokia.com/nokiaworld/press

PRESS RELEASE

November 29, 2006

Nokia harnesses IP to drive new network solutions

Amsterdam, The Netherlands - Nokia, building on its strong position in fixed-mobile convergence, continues to give operators creative options for addressing the opportunities and challenges of an IP world.  At Nokia World, the premier event of the year for the media and customers, Nokia is introducing core network solutions that leverage the possibilities of IP to expand operators’ service portfolios, while keeping full control over their network usage.

“Nokia is embracing the vision of telecommunications that IP is making possible,” says Roberto Loiola, Vice President, Marketing & Sales, Networks, Nokia.  “Voice over IP is already a fact of life for many consumers around the world, giving them more opportunities to keep in touch in novel and economical ways.  The use of broadband Internet access for voice communication is here to stay, and Nokia recognizes that traditional operators - both mobile and fixed - can swim in these waters as well.  At the same time, IP gives operators better control over how their network resources are used - an important consideration as multimedia services proliferate and data traffic grows.  Here in Amsterdam, we are happy to present our vision of these new IP opportunities in the world of convergence.”

The Nokia Communication Suite provides consumers and business users with software that turns their PCs into softphones for accessing a wide range of “Rich Call” services over broadband connections - but with the added simplicity of using only one online identity and one billing account.  The solution allows operators to offer seamless services across their fixed broadband and 3G mobile broadband networks, bridging these two domains.

Thanks to IP, Rich Calls can include Voice over IP (VoIP) calls, Video Sharing, video calls, instant messaging, presence, file sharing, and other multimedia services.  With the Nokia Communication Suite, users can make and receive VoIP calls and other Rich Calls from their PCs using their existing mobile number.  Calls to their mobile number can be answered with either their mobile or PC softphone.

Operators can offer both PC-PC calls, calls to mobile phones, or calls to traditional telephones at competitive rates and can bundle Rich Call services in innovative ways.  Rich Calls can be charged to same account as the subscriber’s fixed or mobile calls, simplifying their billing and avoiding, for example, the need to set up separate, pre-paid accounts for VoIP service.  The Nokia Communication Suite can also allow travelling subscribers to avoid roaming charges for mobile calls when abroad.

The solution, which uses the Nokia Unified Core Network to process, connect and charge for the calls, will be demonstrated at Nokia World November 29 - 30 and is available for sale to operators next month.

Also on show at Nokia World is the previously announced Nokia Peer-to-peer Traffic Control, the industry’s first integrated solution to allow mobile operators to profitably control the bandwidth available for peer-to-peer (P2P) traffic, and thus balance the allocation of network resources.  The centralized solution is implemented as a software upgrade to the Nokia Flexi Intelligent Service Node and will be commercially available during the first half of 2007.

Nokia is also introducing a new release of its Push to talk over Cellular solution.  With Release 2.5, Nokia’s PoC provides full support for network-to-network interworking, allowing PoC users to reach friends and colleagues in other operators’ networks with just the push of a button.  Release 2.5 also supports full blown Push-to-X communication, with attractive new Push-to-Content applications, such as weather reports, and Push-to-e-mail, for the delivery of voice messages to e-mail recipients.  Release 2.5 will be available in the second quarter 2007.

Nokia is creating seamless personalized user experiences in converging networks thanks to intelligent packet core, mobile softswitching and IMS for fixed and mobile.  With over 120 2G and 3G packet core references and over 50 customers for the Nokia Flexi Intelligent Service Node, Nokia is a market innovator in packet core solutions.  Nokia is also clearly the most experienced mobile softswitching supplier worldwide, with over 120 mobile softswitching customers and over 50 live networks, as well as the front-runner in IMS for fixed and mobile networks, with over 130 references.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

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Tel. + 358 7180 34379

Nokia

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E-mail: press.office@nokia.com

www.nokia.com

Nokia World related press releases, product photos, event photos and broadcast material are available at: http://www.nokia.com/nokiaworld/press

PRESS RELEASE

November 29, 2006

Forum Nokia PRO Awards announced at Nokia World

Leading Developers of Mobile Applications, Services and Enabling Technologies Recognized for Outstanding Achievement in 2006

Amsterdam, The Netherlands - Nokia today announced the winners of its 2006 Forum Nokia PRO Awards, recognizing leading mobile applications, content and services successfully deployed in markets around the world and developed by members of Nokia’s  advanced global developer program, Forum Nokia PRO, with more than 400 member companies worldwide.

Presented here as part of the annual Nokia World event, Nov. 29-30, the 2006 Forum Nokia PRO Awards honor exciting innovations, technical accomplishments and commercial successes that are driving the rapid evolution of mobile applications, content and services worldwide.

Currently deployed in markets in Asia, Europe and the United States and built to run on handsets based on both Series 40 and S60 platforms, winners of the 2006 Forum Nokia Pro Awards were selected from more than 100 contest entries by an independent panel of mobile industry experts, including leading journalists and analysts.

Entry in the awards competition was open to members of Forum Nokia PRO, which range from start-up companies specializing in mobile applications to many of the world’s technology giants. Forum Nokia PRO offers members premium benefits that include business development support, marketing opportunities and technology access, helping to accelerate the development cycle and create larger market opportunities for qualified developers.

The 2006 award winners in six application categories — Games, Music, Imaging, Productivity, Enterprise and Branded Content - as well as “Developer of the Year” and “Innovator of the Year” designations each receive a one-year free membership in Forum Nokia PRO (valued at $5,000 U.S.), as well as a dedicated company information page on Forum Nokia’s public website.

“The Forum Nokia PRO Awards provides an opportunity to highlight the work being done by companies pushing the envelope with the latest and most exciting mobile applications, services and enabling technologies in the market today,” said Lee Epting, Vice President, Forum Nokia. “The members of Forum Nokia PRO are at the forefront of driving breakthroughs that expanding revenue opportunities for operators and attracting a whole range of businesses seeking to leverage the smartphone explosion.”

 Winners of the 2006 Forum Nokia PRO Awards announce today include:

Best Game Application: The Silhouette Game - Telcogames U.K.

The Silhouette Game (SiL) from UK-based Telcogames is a simple, elegant, colorful and fun game that lets players rotate and match objects to achieve a high score. Using stylized visuals and a catchy soundtrack, SiL is easy for novices to pick up, but increasingly challenging for advanced players who learn to manipulate chain combos and vie for unlockable trophies while playing the game. Founded in 2003, Telcogames provides mobile games through carriers and media partners in Europe, Russia, Scandinavia, the Middle East and Asia. For more information, visit: www.telcogames.com/

Best Enterprise Application: ColorCAM(TM) — ColorZip SEA Pte. Ltd., Singapore

The ColorCAM(TM) analog and digital code reader application developed by Singapore-base ColorZip lets camera phones function as a scanner and digital reader, recognizing a matrix of color-coded cells affixed to any product and communicating wirelessly to retrieve corresponding data stored on a dedicated central server. ColorCAM(TM) uses world’s first three-dimensional code system, ColorCode(TM), to interpret a near-infinite number of color patterns, as well as Numeric Code capability for keypad access to services for users without camera phones. For more information, visit: www.czip.sg/

Best Imaging Application: WOWPix — Reallusion, Inc., U.S.

The WOWPix interface application developed by Silicon Valley-based Reallusion, Inc., lets smartphone users bring their favorite photos to life through a motion sequence that animates still photos, whether in standby mode or tagged to incoming calls, for Caller ID, or use as an Alarm or Timer. In addition to its 3D animated phone personalization capabilities, WOWPix also provides complete imaging and camera functionality, from image capture to animate MMS generation. For more information, visit: www.reallusion.com

Best Music Application: Orange TV (MobiTV/MobiRadio) — Idetic, U.S.

MobiTV, deployed as Orange TV in the U.K. and available in North America through Cingular Wireless, Sprint PCS, Rogers Wireless and other regional carriers, provides smartphone users with an exciting live audio and video lineup, including up to 50 music channels and a wide variety of news, entertainment and sports TV programming on their mobile handsets. The Emmy® award-winning MobiTV service turns smartphones in a portable radio and TV, letting users listen to their preferred music channel or watch their favorite TV programs right in the palm of their hand. For more information, visit: www.mobitv.com/radio/

Best Productivity Application: SNAPin Self Service — SNAPin Software,  U.S.

SNAPin Self Service provides users with interactive, context sensitive assistance through an on-device SelfService Guide that helps mobile workers easily understand and maximize the capabilities of their smartphone devices themselves, while freeing them up for more productive activities through reduction of time-consumer customer service calls to their carrier. By adding automated self-service intelligence to mobile devices, SNAPin Self Service also helps operators to reduce costs associated with the self-service call volume, while enabling growth of incremental revenue by helping to drive usage of advanced phone features by subscribers. For more information, visit: www.snapin.com

eBest Branded Content Application: ShoZu - Cognima Ltd., U.K.

The ShoZu service available from UK-based Cognima Ltd., gives smartphone users single-source access to a broad choice of branded and non-branded content from a variety of web communities, content portals and other online sources. Services include Share-It for one-click upload to the user’s video or photo-sharing website or to blogs or news sites, an automated Back-Up Contacts service, and ZuCasts - delivering in the background and automatically the latest music videos, TV shows and other digital entertainment and information from a variety of branded content providers to a subscriber’s smartphone. For more information, visit: www.shozu.com

Developer of the Year: Refresh Mobile, Ltd.  Mobizines

Refresh Mobile is a global mobile solutions company that provides tools and supporting services to content publishers and mobile operators in order to deliver a compelling service to the mobile end user.  Refresh Mobile was chosen “Developer of the Year” for its Mobizines application, letting mobile subscribers read their favorite magazines, find out more about their favorite TV shows, find their favorite music, stay clued up on gossip or stay up to date with the news all in one place through a personalized user homepage. There is no up front subscription cost or lengthy registration process for Mobizines, which makes content available in the richest possible way at the lowest possible price to the customer. For more information, visit: www.refreshmobile.com

Innovator of the Year: SNAPin Software, Inc, U.S.  SNAPin Self Service

SNAPin Software develops self-service software for mobile devices, leverage the power of the mobile phone itself to resolve problems and to drive service revenues. SNAPin was chosen “Innovator of the Year” for its SNAPin SelfService product suite, which lets operators deliver their own branded self-service experience to their subscribers, delivering interactive promotions and context-sensitive training on every device, driving adoption of advanced services and generating incremental revenue. It supports all mobile devices and networks, giving operators an unprecedented ability to monitor and manage their subscribers’ service experience. SNAPin is a privately owned company with offices in Bellevue, Washington and London, England. For more information, visit: www.snapin.com

Judging of the 2006 Forum Nokia PRO Awards was conducted by teams of experts in Singapore, the U.K. and the U.S.  The teams included:

Julie Ask, research director and senior analyst, Jupiter Research (U.S.)

Isabelle Chan, senior editor, ZDNet Asia (Singapore)

Colin Gibbs, reporter, RCR Wireless News (U.S.)

Ken Hyers, principal analyst, mobile wireless research, ABI Research (U.S.)

Glenn Letham, editor-in-chief, SymbianOne.com (Canada)

Christian Just, editor, ComputerBild (Germany)

Stuart O’Brien, editor, Mobile Entertainment (U.K.)

Marek Pawlowski, editorial director, PMN (U.K.)

Andrew Seybold, principal, Andrew Seybold Group, LLC (U.S.)

Brad Smith, data/IP editor, Wireless Week (U.S.)

Yan Yuelong, deputy editor-in-chief of Telecom World Magazine (China)

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at http://www.forum.nokia.com/

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications, Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

E-mail:  communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900,

E-mail:  press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 29, 2006

Nokia wins WCDMA 3G/HSPA network and managed services deal with Indonesian Indosat

Espoo, Finland - Nokia and one of Indonesia’s largest operators, Indosat, have extended their cooperation by signing a WCDMA 3G/HSPA network and managed services contract that enables Indosat to offer 3G and wireless broadband services. Indosat will have Nokia operate its network so the operator can remain focused on its core business and customer relationships while adopting 3G technology.

Nokia will provide Indosat turnkey services, including civil works, network planning, implementation and integration of a WCDMA 3G/HSPA network. In providing managed services, Nokia takes responsibility for building, operating and transferring as well as optimizing the Indosat 3G network. Training services are also included, and the network will be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system.

Nokia will supply the WCDMA 3G/HSPA radio network, including the modular, high capacity Nokia Flexi WCDMA base station in East Java, Bali, Sumatra and Batam. Nokia’s 3G devices are also being delivered as part of the contract. Deliveries have started and the network will be ready for a launch in November 2006.

“Bringing the next generation of 3G services to Indonesia, and focusing on wireless broadband with the highest speeds at the best value to our customers is a high priority at Indosat,” says Kaizad Heerjee, Deputy President Director, Indosat. “Nokia support in our network is outstanding and their managed services capability allows us to concentrate on building the Indosat business around 3G and HSDPA and bringing advanced services to our customers quickly.”

“3G/HSDPA services are an exciting opportunity for both Indonesian consumers and Indosat,” says Henrik Brogaard, Account Director, Networks, Nokia Indonesia. “Nokia’s network solutions and services allow Indosat to increase their competitiveness. Nokia WCDMA/HSPA network allows Indosat to minimize capital and operational expenditure, and Nokia’s managed and other professional services boost network efficiency and quality while helping to increase their customer base.”

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally.

In WCDMA 3G, Nokia has 65 customers to date. High performance Nokia HSPA (High Speed Packet Access) is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Indosat

Indosat is a leading telecommunication and information provider that provides cellular, IDD, and fixed wireless services, Multimedia, Data communications and Internet (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX: ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Indosat

Public Relations Division

PT Indosat

Tel. +62 21 386 9225

Fax: +62 21 380 4045

E-mail: publicrelations@indosat.com

www.indosat.com

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

November 29, 2006

Nokia and Yahoo! Extend Internet Experience to the Mobile Mass Market

Amsterdam, The Netherlands - Nokia (NYSE: NOK) and Yahoo! (Nasdaq: YHOO) today extended their partnership to offer Yahoo! branded services including Yahoo! Mail and Messenger on Nokia’s wide range of mobile phones operating on the Series 40 platform. Yahoo! services will initially be available on the newly announced Nokia 6300, the Nokia 5300 XpressMusic and the Nokia 5200.  Moving forward these services and the ability to synchronise Yahoo! contacts, tasks and calendar on the PC and phone will be added to an even wider range of Nokia’s Series 40 devices.

Series 40 is the software user interface that powers Nokia’s broadest range of mobile devices. Intuitively easy-to use, the Series 40 platform enables a broad range of applications and features, including messaging, browsing, music and video standards as well as personal information management.

“Since the Series 40 platform was introduced in 2002, Nokia has sold more than 400 million mobile phones which operate using the platform,” says Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “In addition to the millions of users who can add Yahoo! services to their S60 smartphone, today’s announcement empowers tens of millions of people with the ability to enjoy their favourite Yahoo! services on an even broader ranges of Nokia devices.”

“Yahoo! Mail is the No. 1 Web mail service in the World, and Yahoo! Messenger is one of the most popular Instant Messaging services on the Internet. Our extended partnership with Nokia will allow tens of millions of people to access their favourite Yahoo! services on the move,” said Marco Boerries, Senior Vice President of Connected Life, Yahoo!. “Yahoo! is looking forward to continuing to work with Nokia to bring users compelling mobile internet services on an even wider range of handsets.”

Nokia and Yahoo! have been working together since April 2005 to establish an optimal internet experience, including Search, for users on their mobile devices.  As a result, millions of Nokia smartphone owners have been able to stay informed, entertained and in touch through Yahoo!’s rapidly developing Internet services.  This agreement is a further expansion of a strong partnership between leading players in their respective domains - Yahoo! in internet services and Nokia in mobile devices

Yahoo! is focused on extending key consumer services beyond the browser, providing an integrated Web-to-Mobile experience and helping consumers make the most of their mobile devices. Yahoo! launched its first mobile service in 1999 and continues to improve and innovate on its offerings for mobile consumers.  The company works closely with the major mobile carriers and device manufactures to deliver these services to the widest possible audience.

Yahoo! services for Nokia Series 40 mobile phones include:

• Yahoo! Mail -

•  Have your familiar Yahoo mail on your Nokia device

•  Easily manage messages through the phone’s messaging inbox

•  Store new messages locally on the device to allow for offline access

• Yahoo! Messenger -

•  Send and receive messages and use emoticons on a mobile device just like on PC

•  Set presence information to show your friends and family when you are available to chat, and view presence information to know when they are online too

[1] According to comScore media metrics Aug 2006

• Yahoo! Personal Information Management

•  Never lose the contact information on your phone again

•  Synchronize your Yahoo! contacts - and your tasks and calendar - on the PC with those on your mobile device

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

About Yahoo!

Yahoo! Inc. is a leading global internet brand and one of the most trafficked internet destinations worldwide. Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with internet users around the world. Yahoo! is headquartered in Sunnyvale, California. Yahoo!’s global network includes 25 world properties and is available in 13 languages.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Chloe Graf

Yahoo!

Tel. +44 7956 264 863

E-mail: cgraf@yahoo-inc.com

Nicole Leverich

Yahoo!

Tel. +1 408 349 5583

E-mail: nicolewl@yahoo-inc.com

www.nokia.com

PRESS RELEASE

November 30, 2006

Nokia announces DVB-H broadcast mobile TV pilot with Indian national television broadcaster Doordarshan

Bringing living room entertainment one step closer to the hands of Indian consumers

Amsterdam, The Netherlands - Global mobility leader Nokia today announced its latest Digital Video Broadcast-Handheld (DVB-H) broadcast mobile TV pilot with India’s national television broadcaster Doordarshan, using Nokia’s open standards based DVB-H solution. The Nokia Mobile Broadcast Solution will be delivered to Doordarshan via SHAF Broadcast Pvt Ltd in early 2007.

During this pilot, Doordarshan will test the reception quality of the broadcast coverage, and explore the myriad of options of supporting different service schemes, such as advertising and interactive services. The pilot will also enable Doordarshan to gauge consumer expectations of the service going forward.

Mr L.D. Mandloi, Director-General of Doordarshan said: “Doordashan has taken a lead in adopting DVB-H standards and this was a logical extension of our DVB-T services. DVB-H over IP based on open standards will provide a discerning mobile broadcast experience to Indian consumer and we are confident of its success in our country which has historically been on the leading edge of broadcast technology and content creation.”

“India becomes one of the leading countries in Asia to deploy live broadcast mobile TV bringing Indian consumers a step closer to watching their favorite programmes on their mobile devices,” said Jawahar Kanjilal, Director, Multimedia, Nokia Asia Pacific. “We are excited to collaborate with Doordarshan to enable their mobile TV services. This is a great opportunity for the vibrant content industry in India to take advantage of bringing television into the pockets of the Indian consumers.”

As the national television broadcaster of India, Doordarshan runs the largest Free to Air Satellite (DTH) services covering the entire country. Its analog territory broadcast network covers more than 92% of India providing free news, sports and entertainment.

The pilot will use DVB-H technology, a robust broadcast technology now used to support several extensive field pilots globally, chosen based on its merit to support mobility, small screens, indoor coverage, optimised use of battery and in-built antenna that are specific to handheld devices such as mobile devices.

What is Mobile TV Broadcasting?

Mobile TV broadcasting allows the user to watch their favourite TV programmes such as dramas, news, music, sports and documentaries on their mobile device. The service works by receiving a digital TV broadcast signal optimized for mobile devices from the air in much the same way as televisions at home do.  Channel guides will also be broadcast allowing users to keep abreast of the latest programmes on air. Broadcast mobile TV is not the same as a streaming video service over 3G or GPRS where each recipient gets a separate copy of the program stream. Rather, one simultaneous TV stream can be received at any time by any number of users enjoying high picture quality and low battery power consumption.

More information about mobile TV can be obtained from www.nokia.com/mobiletv.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Asia Pacific

Communications

Annette Pau, tel. +65 6723 2439 / Teresa Chang, tel. +65 6723 1571

E-mail: communications.apac@nokia.com

Nokia, Multimedia

Communications

Tel. +358 7180 45725

www.nokia-asia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 1	, 2006		Nokia Corporation

			By:	/s/ Kaarina Ståhlberg
				Name:	Kaarina Ståhlberg
				Title:	Assistant General Counsel